Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-251109
Prospectus Supplement No. 4
(To Prospectus dated May 25, 2021)
GCM GROSVENOR INC.

This prospectus supplement updates, amends and supplements the prospectus dated May 25, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-251109). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
GCM Grosvenor Inc.’s shares of Class A common stock and warrants are quoted on the Nasdaq Global Market under the symbols “GCMG” and “GCMGW,” respectively. On August 11, 2021, the closing prices of our Class A common stock and warrants were $10.61 and $1.60, respectively.
INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 12, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________
FORM 10-Q
__________________________________
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-39716
__________________________________
GCM Grosvenor Inc.
(Exact Name of Registrant as Specified in Its Charter)
__________________________________

Delaware	85-2226287
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
900 North Michigan Avenue, Suite 1100 Chicago, IL	60611
(Address of principal executive offices)	(Zip Code)
312-506-6500
Registrant's telephone number, including area code
__________________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	GCMG	The Nasdaq Stock Market LLC
Warrants to purchase shares of Class A common stock	GCMGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒
As of August 9, 2021, there were 42,644,593 shares of the registrant’s Class A common stock, par value $0.0001 per share, outstanding and 144,235,246 shares of the registrant’s Class C common stock, par value $0.0001 per share, outstanding.

BASIS OF PRESENTATION

As used in this Quarterly Report on Form 10-Q, unless as the context requires otherwise, as used herein, references to “GCM,” the “Company,” “we,” “us,” and “our,” and similar references refer collectively to GCM Grosvenor Inc. and its consolidated subsidiaries.

Unless the context otherwise requires, references in this Quarterly Report on Form 10-Q to:

•“AUM” are to assets under management;
•“Business Combination” or “Transaction” are to the transactions contemplated by the Transaction Agreement;
•“CFAC” are to CF Finance Acquisition Corp., a Delaware corporation;
•“CF Sponsor” are to CF Finance Holdings, LLC, a Delaware limited liability company;
•“clients” are to persons who invest in our funds, even if such persons are not deemed clients of our registered investment adviser subsidiaries for purposes of the Investment Advisers Act 1940, as amended;
•“Class A common stock” are to our Class A common stock, par value $0.0001 per share;
•“Class B common stock” are to our Class B common stock, par value $0.0001 per share;
•“Class C common stock” are to our Class C common stock, par value $0.0001 per share;
•“FPAUM” are to fee-paying AUM;
•“GCMG” are to GCM Grosvenor Inc., which was incorporated in Delaware as a wholly owned subsidiary of Grosvenor Capital Management Holdings, LLLP, formed for the purpose of completing the Transaction. Pursuant to the Transaction, Grosvenor Capital Management Holdings, LLLP cancelled its shares in GCM Grosvenor Inc. no longer making GCM Grosvenor Inc. a wholly owned subsidiary of Grosvenor Capital Management Holdings, LLLP;
•“GCM Grosvenor” are to GCMH, its subsidiaries, and GCM, L.L.C.;
•“GCM V” are to GCM V, LLC, a Delaware limited liability company;
•“GCMH” are to Grosvenor Capital Management Holdings, LLLP, a Delaware limited liability limited partnership;
•“GCM Funds” and “our funds” are to GCM Grosvenor’s specialized funds and customized separate accounts;
•“GCMHGP LLC” are to GCMH GP, L.L.C., a Delaware limited liability company;
•“GCMH Equityholders” are to Holdings, Management LLC and Holdings II;
•“Grosvenor common units” are to units of partnership interests in GCMH entitling the holder thereof to the distributions, allocations, and other rights accorded to holders of partnership interests in GCMH following the Grosvenor Redomicile and LLLPA Amendment;
•“Holdings” are to Grosvenor Holdings, L.L.C., an Illinois limited liability company;
•“Holdings II” are to Grosvenor Holdings II, L.L.C., a Delaware limited liability company;
•“IntermediateCo” are to GCM Grosvenor Holdings, LLC (formerly known as CF Finance Intermediate Acquisition, LLC), a Delaware limited liability company;
•“Management LLC” are to GCM Grosvenor Management, LLC, a Delaware limited liability company;
•“Mosaic” are to Mosaic Acquisitions 2020, L.P.;
•“Mosaic Transaction” are to a transaction, effective January 1, 2020, by which GCMH and its affiliates transferred certain indirect partnerships interests related to historical investment funds managed by GCMH and its affiliates to Mosaic;
•“NAV” are to net asset value;
•“Transaction Agreement” are to the definitive transaction agreement, dated as of August 2, 2020, by and among CFAC, IntermediateCo, the CF Sponsor, GCMH, the GCMH Equityholders, GCMHGP LLC, GCM V and us;
•“underlying funds” are to the investment vehicles managed by third-party investment managers in which GCM Funds invest; and
•“TRA Parties” are to the GCMH LLLP Equityholders, and their successors and assigns with respect to the Tax Receivable Agreement (“TRA”).

FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Quarterly Report on Form 10-Q, including, but not limited to, statements regarding our future results of operations or financial condition; business strategy and plans; market opportunity; and expectations regarding the impact of COVID-19 may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Quarterly Report on Form 10-Q include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, equity compensation, business strategy, plans, market growth and our objectives for future operations.

The forward-looking statements in this Quarterly Report on Form 10-Q are only current expectations and predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the historical performance of GCM Grosvenor’s funds may not be indicative of GCM Grosvenor’s future results; risks related to redemptions and termination of engagements; the effect of the COVID-19 pandemic on GCM Grosvenor’s business; the variable nature of GCM Grosvenor’s revenues; competition in GCM Grosvenor’s industry; effects of government regulation or compliance failures; market, geopolitical and economic conditions; identification and availability of suitable investment opportunities; risks related to the performance of GCM Grosvenor’s investments; and the important factors discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, as amended, and other filings with the Securities and Exchange Commission. The forward-looking statements in this Quarterly Report on Form 10-Q are based upon information available to us as of the date of this Quarterly Report on Form 10-Q, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Quarterly Report on Form 10-Q and the documents that we reference in this Quarterly Report on Form 10-Q and have filed as exhibits to this Quarterly Report on Form 10-Q with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Quarterly Report on Form 10-Q, whether as a result of any new information, future events or otherwise.

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
GCM Grosvenor Inc.
Condensed Consolidated Statements of Financial Condition

(In thousands, except share and per share amounts)

	As of
	June 30, 2021	December 31, 2020
	(Unaudited)
Assets
Cash and cash equivalents	$265,830	$198,146
Management fees receivable	16,716	14,524
Incentive fees receivable	39,697	69,424
Due from related parties	10,684	11,326
Investments	190,552	166,273
Premises and equipment, net	5,878	7,870
Intangible assets, net	7,421	8,588
Goodwill	28,959	28,959
Deferred tax assets, net	73,084	74,153
Other assets	26,011	53,015
Total assets	664,832	632,278
Liabilities and Equity (Deficit)
Accrued compensation and benefits	43,658	74,681
Employee related obligations	26,984	25,274
Debt	392,227	335,155
Payable to related parties pursuant to the tax receivable agreement	60,875	60,518
Warrant liabilities	32,788	42,793
Accrued expenses and other liabilities	32,195	60,926
Total liabilities	588,727	599,347
Commitments and contingencies (Note 15)

Redeemable noncontrolling interest	125,923	115,121

Preferred stock, $0.0001 par value, 100,000,000 shares authorized, none issued	—	—
Class A common stock, $0.0001 par value, 700,000,000 authorized; 42,628,996 and 40,835,093 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	4	4
Class B common stock, $0.0001 par value, 500,000,000 authorized, none issued	—	—
Class C common stock, $0.0001 par value, 300,000,000 authorized; 144,235,246 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	14	14
Additional paid-in capital	15,383	2,705
Accumulated other comprehensive loss	(2,209)	(2,233)
Retained earnings	(33,185)	(29,832)
Total GCM Grosvenor Inc. deficit	(19,993)	(29,342)
Noncontrolling interests in subsidiaries	98,707	94,013
Noncontrolling interests in GCMH	(128,532)	(146,861)
Total deficit	(49,818)	(82,190)
Total liabilities and equity (deficit)	$664,832	$632,278
See accompanying notes to condensed consolidated financial statements.

GCM Grosvenor Inc.
Condensed Consolidated Statements of Income
(Unaudited)
(In thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenues
Management fees	$85,594	$75,136	$168,219	$152,837
Incentive fees	32,227	13,041	50,441	16,274
Other operating income	1,882	1,953	4,262	3,636
Total operating revenues	119,703	90,130	222,922	172,747
Expenses
Employee compensation and benefits	75,834	55,667	159,187	111,144
General, administrative and other	21,651	16,242	46,183	40,838
Total operating expenses	97,485	71,909	205,370	151,982
Operating income	22,218	18,221	17,552	20,765
Investment income (loss)	13,459	(9,575)	26,507	(6,202)
Interest expense	(4,563)	(5,841)	(9,054)	(11,708)
Other income (expense)	(261)	(1,350)	1,056	(11,083)
Change in fair value of warrant liabilities	(6,738)	—	7,319	—
Net other income (expense)	1,897	(16,766)	25,828	(28,993)
Income (loss) before income taxes	24,115	1,455	43,380	(8,228)
Provision for income taxes	2,204	526	1,541	1,169
Net income (loss)	21,911	929	41,839	(9,397)
Less: Net income attributable to redeemable noncontrolling interest	11,738	185	19,827	2,278
Less: Net income (loss) attributable to noncontrolling interests in subsidiaries	11,708	(5,183)	20,297	(2,647)
Less: Net income (loss) attributable to noncontrolling interests in GCMH	(2,191)	5,927	(1,488)	(9,028)
Net income attributable to GCM Grosvenor Inc.	$656	$—	$3,203	$—

Earnings (loss) per share of Class A common stock (1)
Basic	$0.01	$—	$0.07	$—
Diluted	$(0.02)	$—	$(0.04)	$—
Weighted average shares of Class A common stock outstanding (1) :
Basic	44,563,266	—	43,330,664	—
Diluted	188,798,512	—	189,128,826	—
(1) There were no shares of Class A common stock outstanding prior to November 17, 2020, therefore no earnings (loss) per share information has been presented for any period prior to that date.
See accompanying notes to condensed consolidated financial statements.

GCM Grosvenor Inc.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)
(In thousands)

			Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net income (loss)	$21,911	$929	$41,839	$(9,397)
Other comprehensive income (loss):
Unrealized gain (loss) on cash flow hedges	(2,335)	(6)	1,344	(7,283)
Foreign currency translation adjustment	(3)	(22)	(618)	(315)
Total other comprehensive income (loss)	(2,338)	(28)	726	(7,598)
Comprehensive income (loss) before noncontrolling interests	19,573	901	42,565	(16,995)
Less: Comprehensive income attributable to redeemable noncontrolling interest	11,738	185	19,827	2,278
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiaries	11,708	(5,183)	20,297	(2,647)
Less: Comprehensive income (loss) attributable to noncontrolling interests in GCMH	(3,996)	5,899	(921)	(16,626)
Comprehensive income (loss) attributable to GCM Grosvenor Inc.	$123	$—	$3,362	$—
See accompanying notes to condensed consolidated financial statements.

GCM Grosvenor Inc.
Condensed Consolidated Statements of Equity (Deficit)
(Unaudited)
(In thousands)

	Class A Common Stock	Class C Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Noncontrolling Interests in GCMH	Total Equity (Deficit)	Redeemable Noncontrolling Interest
Balance at March 31, 2021	$4	$14	$13,920	$(33,833)	$(1,570)	$96,158	$(111,897)	$(37,204)	$117,460

Capital contributions from noncontrolling interests in subsidiaries	—	—	—	—	—	975	—	975	11
Capital distributions paid to noncontrolling interests	—	—	—	—	—	(10,134)	—	(10,134)	—
Capital distributions paid to redeemable noncontrolling interest	—	—	—	—	—	—	—	—	(3,286)
Partners’ distributions	—	—	—	—	—	—	(27,016)	(27,016)	—
Deemed contributions	—	—	—	—	—	—	10,026	10,026	—
Unrealized loss on cash flow hedge	—	—	—	—	(533)	—	(1,802)	(2,335)	—
Translation adjustment	—	—	—	—	—	—	(3)	(3)	—
Equity-based compensation	—	—	1,286	—	—	—	4,351	5,637	—
Declared dividends	—	—	—	(8)	—	—	—	(8)	—
Deferred tax and other tax adjustments	—	—	177	—	(106)	—	—	71	—
Net income (loss)	—	—	—	656	—	11,708	(2,191)	10,173	11,738
Balance at June 30, 2021	$4	$14	$15,383	$(33,185)	$(2,209)	$98,707	$(128,532)	$(49,818)	$125,923

	Class A Common Stock	Class C Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Noncontrolling Interests in GCMH	Total Equity (Deficit)	Redeemable Noncontrolling Interest
Balance at December 31, 2020	$4	$14	$2,705	$(29,832)	$(2,233)	$94,013	$(146,861)	$(82,190)	$115,121

Capital contributions from noncontrolling interests in subsidiaries	—	—	—	—	—	2,058	—	2,058	11
Capital distributions paid to noncontrolling interests	—	—	—	—	—	(17,661)	—	(17,661)
Capital distributions paid to redeemable noncontrolling interest	—	—	—	—	—		—	—	(9,036)
Issuance of Class A common stock due to exercised warrants	—	—	5,252	—	—	—	18,064	23,316	—
Partners’ distributions	—	—	—	—	—	—	(38,703)	(38,703)	—
Deemed contributions	—	—	—	—	—	—	14,929	14,929	—
Unrealized gain on cash flow hedge	—	—	—	—	298	—	1,046	1,344	—
Translation adjustment	—	—	—	—	(139)	—	(479)	(618)	—
Equity-based compensation	—	—	7,309	—	—	—	24,960	32,269	—
Declared dividends	—	—	—	(6,556)	—	—	—	(6,556)	—
Deferred tax and other tax adjustments	—	—	117	—	(135)	—	—	(18)	—
Net income (loss)	—	—	—	3,203	—	20,297	(1,488)	22,012	19,827
Balance at June 30, 2021	$4	$14	$15,383	$(33,185)	$(2,209)	$98,707	$(128,532)	$(49,818)	$125,923

See accompanying notes to condensed consolidated financial statements.

GCM Grosvenor Inc.
Condensed Consolidated Statements of Equity (Deficit) — (Continued)
(Unaudited)
(In thousands)

	Partners’ Deficit	Member’s Deficit-GCM, L.L.C.	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Total Equity (Deficit)	Redeemable Noncontrolling Interest
Balance at March 31, 2020	$(255,140)	$(68)	$(13,774)	$99,422	$(169,560)	$114,489

Capital contributions from noncontrolling interests in subsidiaries	—	—	—	911	911	—
Capital contributions from redeemable noncontrolling interest	—	—	—	—	—	470
Deemed contributions	8,856	—	—	—	8,856	—
Capital distributions	(30,024)	(8)	—	—	(30,032)	—
Capital distributions paid to noncontrolling interests	—	—	—	(4,987)	(4,987)	—
Capital distributions paid to redeemable noncontrolling interest	—	—	—	—	—	(6,475)
Equity transaction with Mosaic	4	—	—	—	4	(4)
Unrealized loss on cash flow hedge	—	—	(6)	—	(6)	—
Translation adjustment	—	—	(22)	—	(22)	—
Net income (loss)	5,908	19	—	(5,183)	744	185
Balance at June 30, 2020	$(270,396)	$(57)	$(13,802)	$90,163	$(194,092)	$108,665

	Partners’ Deficit	Member’s Deficit-GCM, L.L.C.	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Total Equity (Deficit)	Redeemable Noncontrolling Interest
Balance at December 31, 2019	$(308,373)	$(66)	$(6,854)	$101,463	$(213,830)	$—

Cumulative-effect adjustment from adoption of ASU 2017-12	(650)	—	650	—	—	—
Capital contributions from noncontrolling interests in subsidiaries	—	—	—	2,148	2,148	—
Capital contributions from redeemable noncontrolling interest	—	—	—	—	—	173,797
Deemed contributions	16,776	—	—	—	16,776	—
Capital distributions	(30,024)	(23)	—	—	(30,047)	—
Capital distributions paid to noncontrolling interests	—	—	—	(10,801)	(10,801)
Capital distributions paid to redeemable noncontrolling interest	—	—	—	—	—	(6,475)
Equity transaction with Mosaic	60,935	—	—	—	60,935	(60,935)
Unrealized loss on cash flow hedge	—	—	(7,283)	—	(7,283)	—
Translation adjustment	—	—	(315)	—	(315)	—
Net income (loss)	(9,060)	32	—	(2,647)	(11,675)	2,278
Balance at June 30, 2020	$(270,396)	$(57)	$(13,802)	$90,163	$(194,092)	$108,665
See accompanying notes to condensed consolidated financial statements.

GCM Grosvenor Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$41,839	$(9,397)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization expense	2,046	4,984
Equity-based compensation	32,269	—
Deferred taxes	1,272	—
Other non-cash compensation	1,624	2,225
Non-cash partnership interest-based compensation	14,929	16,776
Amortization of debt issuance costs	461	692
Amortization of terminated swap	1,892	—
Loss on extinguishment of debt	675	1,514
Change in fair value of derivatives	212	10,051
Change in fair value of warrant liabilities	(7,319)	—
Amortization of deferred rent	(790)	547
Proceeds received from investments	10,145	1,822
Non-cash investment (income) loss	(26,507)	6,202
Other	34	16
Change in assets and liabilities
Management fees receivable	(2,190)	1,211
Incentive fees receivable	29,727	9,840
Due from related parties	642	1,393
Other assets	22,905	(18,836)
Accrued compensation and benefits	(31,603)	(32,999)
Employee related obligations	41	(2,987)
Accrued expenses and other liabilities	(28,323)	675
Net cash provided by (used in) operating activities	63,981	(6,271)
Cash flows from investing activities
Purchases of premises and equipment	(230)	(1,020)
Proceeds from assignment of aircraft share interest	1,337	—
Contributions/subscriptions to investments	(14,511)	(11,216)
Withdrawals/redemption from investments	6,594	11,144
Net cash provided by (used in) investing activities	(6,810)	(1,092)
Cash flows from financing activities
Capital contributions received from noncontrolling interest	2,069	175,945
Capital distributions paid to partners and member	(38,703)	(30,047)
Capital distributions paid to the noncontrolling interest	(26,697)	(17,276)
Proceeds from senior loan issuance	110,000	—
Principal payments on senior loan	(50,984)	(91,195)
Proceeds from credit facility	—	20,000
Principal payments on credit facility	—	(3,000)
Debt issuance costs	(3,080)	—
Proceeds from exercise of warrants	24,468	—
Dividends paid	(5,888)	—
Net cash provided by (used in) financing activities	11,185	54,427
Effect of exchange rate changes on cash	(672)	(350)
Net increase (decrease) in cash and cash equivalents	$67,684	$46,714
Cash and cash equivalents
Beginning of period	198,146	79,866
End of period	$265,830	$126,580
Supplemental disclosure of cash flow information
Cash paid during the period for interest	$6,374	$10,640
Cash paid during the period for income taxes	$4,854	$2,091
Supplemental disclosure of non-cash information from financing activities
Deemed contributions from GCMH Equityholders	$14,929	$16,776
Establishment of deferred tax assets, net related to tax receivable agreement and the Transaction	$117	$—
Dividends declared but not paid	$666	$—
See accompanying notes to condensed consolidated financial statements.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

1. Organization
GCM Grosvenor Inc. (“GCMG”) and its subsidiaries including Grosvenor Capital Management Holdings, LLLP (the “Partnership” or “GCMH” and collectively, the “Company”), provide comprehensive investment solutions to primarily institutional clients who seek allocations to alternative investments such as hedge fund strategies, private equity, real estate, infrastructure and strategic investments. The Company collaborates with its clients to construct investment portfolios across multiple investment strategies in the private and public markets, customized to meet their specific objectives. The Company also offers specialized commingled funds which span the alternatives investing universe that are developed to meet broad market demands for strategies and risk-return objectives.
The Company, through its subsidiaries acts as the investment adviser, general partner or managing member to customized funds and commingled funds (collectively, the “GCM Funds”).
GCMG was incorporated on July 27, 2020 under the laws of the State of Delaware for the purpose of consummating the Transaction as described in Note 3 and merging with CF Finance Acquisition Corp. (“CFAC”), a blank check company incorporated on July 9, 2014 under the laws of the State of Delaware. GCMG owns all of the equity interests of GCM Grosvenor Holdings, LLC (“IntermediateCo”), formerly known as CF Finance Intermediate Acquisition, LLC until November 18, 2020, which is the general partner of GCMH subsequent to the Transaction. GCMG’s ownership (through IntermediateCo) of GCMH as of June 30, 2021 and December 31, 2020 was approximately 22.8% and 22.1%, respectively.
GCMH is a holding company operated pursuant to the Fifth Amended and Restated Limited Liability Limited Partnership Agreement (the “Partnership Agreement”) dated November 17, 2020, among the limited partners including Grosvenor Holdings, L.L.C. (“Holdings”), Grosvenor Holdings II, L.L.C (“Holdings II”) and GCM Grosvenor Management, LLC (“Management LLC”) (collectively, “GCMH Equityholders”).
2. Summary of Significant Accounting Policies
Basis of Presentation
The unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for annual financial statements. In the opinion of management, all necessary adjustments (which consists of only normal recurring items) have been made to fairly present the condensed consolidated financial statements for the interim periods presented. Results of operations for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, filed with the Securities and Exchange Commission (“SEC”).
The Company is an “emerging growth company” (“EGC”), as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), following the consummation of the merger of CFAC and the Company. The Company has elected to use this extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(1) of the JOBS Act that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition periods provided by the JOBS Act. As result of this election, its consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
COVID-19
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) a global pandemic, which has resulted in significant disruption and uncertainty in the global economic markets. Given the amount of uncertainty currently regarding the scope and duration of the COVID-19 pandemic, the Company is unable to predict the

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

precise impact the COVID-19 pandemic will have on the Company’s consolidated financial statements. In line with public markets and credit indices, the Company’s investments may be adversely impacted.
Fair Value Measurements
The Company categorizes its fair value measurements according to a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are defined as follows:
•Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
•Level 3 – Inputs that are unobservable.
Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available under the circumstances.
The carrying amounts of cash and cash equivalents and fees receivable approximate fair value due to the immediate or short-term maturity of these financial instruments.
Investments
The Company’s investments in the GCM Funds investing in private equity, real estate and infrastructure (“GCM PEREI Funds”) are valued based on the most recent available information, which typically has a delay of up to three months due to the timing of financial information received from the investments held by the GCM PEREI Funds. The Company records its share of capital contributions to and distributions from the GCM PEREI Funds within investments in the Condensed Consolidated Statements of Financial Condition during the three-month lag period. To the extent that management is aware of material events that affect the GCM PEREI Funds during the intervening period, the impact of the events would be disclosed in the notes to the condensed consolidated financial statements.
Equity-Based Compensation
The Company accounts for grants of equity-based awards, including restricted stock units (“RSUs”), at fair value as of the grant date. Each RSU represents the right to receive payment in the form of one share of Class A common stock or an amount equal to the market value of one share of Class A common stock. Holders of unvested RSUs do not have the right to vote with the underlying shares of Class A common stock, but are entitled to accrue dividend equivalents, which are generally paid in cash when such RSUs are delivered. The Company recognizes non-cash compensation expense attributable to these grants on a straight-line basis over the requisite service period, which is generally the vesting period. Expenses related to grants of equity-based awards are recorded within employee compensation and benefits in the Condensed Consolidated Statements of Income and within additional paid-in capital in the Condensed Consolidated Statements of Financial Condition. The fair value of RSUs is determined by the closing stock price on the grant date. Awards the Company intends to settle in cash are classified as liabilities within employee related obligations in the Condensed Consolidated Statements of Financial Condition and are subsequently remeasured to the closing stock price as of each reporting date through the payment date with the changes in fair value recorded within employee compensation and benefits in the Condensed Consolidated Statements of Income. Forfeitures of equity-based awards are recognized as they occur. See Note 12 for additional information regarding the Company’s equity-based compensation.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

Recently Issued Accounting Standards
In January 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-01, Reference Rate Reform (Topic 848) and in March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The amendments in these updates provide optional guidance for a limited amount of time to ease the burden on companies in accounting for reference rate reform. The amendments also clarify that the optional expedients and exceptions apply to derivatives that are being implemented as part of the market-wide transition to new reference rates. The method of adoption varies for the updates included in the ASUs. The Company is currently evaluating the impact on its consolidated financial statements upon adoption of the reference rate reform standards.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which modifies ASC 740 to simplify the accounting for income taxes. The guidance, among other changes, (i) provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax and (ii) provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will defer adoption until the guidance is effective for non-public entities, as the Company currently qualifies as an EGC and has elected to take advantage of the extended transition period afforded to EGCs as it applies to the adoption of new accounting standards. The method of adoption varies for the updates included in the ASU. The Company is currently evaluating the impact on its consolidated financial statements upon adoption of this standard.
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which reduces the cost and complexity of financial reporting associated with consolidation of VIEs. The amendment provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019 and interim periods within those reporting periods, and effective for non-public entities with fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. The Company adopted this standard on July 1, 2021 under a prospective approach. The adoption did not have a material impact on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The standard previously required an entity to perform a two-step test to determine the amount, if any, of goodwill impairment. The new guidance removes step two of the previous calculation and instead, an entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. An entity will apply the new guidance on a prospective basis. Early adoption is permitted for annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company early adopted this standard on April 1, 2021 under a prospective approach. The adoption did not have a material impact on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. This guidance is for public business entities that are an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, with fiscal years beginning after December 15, 2019. On March 9, 2020, the FASB extended the adoption date for all other entities to annual periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company is evaluating this guidance but currently expects that adoption will not have a material impact on its consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that operating leases be recorded as assets and liabilities in the statement of financial position, among other changes. The amendments in this ASU are effective

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

for public business entities for annual reporting periods beginning after December 15, 2018. On June 3, 2020, the FASB extended the adoption date for all other entities to annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, with early adoption permitted. The Company will defer adoption until the guidance is effective for non-public entities, as the Company currently qualifies as an EGC and has elected to take advantage of the extended transition period afforded to EGCs as it applies to the adoption of new accounting standards. The Company anticipates that adoption will increase both the Company’s assets and liabilities for the recorded right-of-use asset and lease liability, as well as the corresponding deferred tax assets and liabilities, with no material impact to the Company’s Condensed Consolidated Statements of Income. The Company is quantifying and evaluating the full impact on its consolidated financial statements.
3. Business Combination
On November 17, 2020, the Company consummated a business combination pursuant to the definitive Transaction Agreement dated as of August 2, 2020, by and among CFAC, IntermediateCo, CF Sponsor, Holdings, Management LLC, Holdings II, GCMHGP LLC, GCM V and the Company (the “Transaction”). The Transaction was treated as a transaction between entities under common control.
Following the consummation of the Transaction, GCMG indirectly holds general partnership and limited partnership interests in GCMH. The structure of the Transaction is an “Up-C” structure with the owners of GCMH retaining their ownership in GCMH.
4. Mosaic Transaction
Effective January 1, 2020, the Partnership and several subsidiaries, (collectively, the “Seller”) entered into a Purchase and Sale Agreement (“Agreement”) and issued certain limited partnership interests in several subsidiaries (“Carry Plan Entities”) to Mosaic Acquisitions 2020, L.P. (“Mosaic”). In addition, Mosaic also acquired the rights to receive a percentage of carried interest from certain GCM Funds and agreed to provide additional funding under certain circumstances up to a maximum amount as defined in the Agreement (collectively, the “Mosaic Transaction”). Mosaic issued Class A and Class B equity interests to GCMH, Holdings and Mosaic Feeder, L.P. (“Mosaic Feeder”). The Partnership serves as the general partner of Mosaic, which was consolidated as the Partnership holds a controlling financial interest in Mosaic. Mosaic Feeder is beneficially owned by Lakeshore Investments GP, LLC (“Lakeshore”), a related party, and an unaffiliated third-party investor (“Mosaic Counterparty”) and is not consolidated. The consideration transferred by Mosaic Counterparty to the Seller for the interests acquired was $125.4 million. In addition, the Seller received an additional $48.0 million to fund future investment commitments. Additionally, the Seller could be required to pay additional amounts as long as Mosaic Feeder has an ownership interest in the transferred interests (“Potential Payments”) based on cash flow up to the relevant dates as defined in the Agreement that could total up to a maximum of $19.9 million, which is broken down as a maximum of $4.9 million on December 31, 2020, $7.5 million on December 31, 2021 and $7.5 million on December 31, 2022. GCMH made a payment of $4.9 million on December 31, 2020. Such amounts can be reduced (not below zero) by exceeding certain cumulative distribution thresholds at each relevant date. In addition, any such amounts paid to Mosaic will also reduce, on a dollar-for-dollar basis, the purchase price payable upon exercise of the Put Option.
On December 31, 2020, the Company paid $2.6 million to Mosaic Feeder for the right, but not the obligation, to require Mosaic Feeder to sell to GCMH all of the Class A and Class B equity interests held by Mosaic Feeder in Mosaic (the “Mosaic Call Right”) for a purchase price equal to the greater of 1.3x its investment or a 12% internal rate of return on its investment.
Further, Mosaic Counterparty has the right, but not the obligation, to require the Partnership to acquire all of the Class A and Class B Interests held by Mosaic Feeder in Mosaic (the “Put Option”) for a purchase price equal to Mosaic Counterparty receiving the greater of 1.3x of its investment or a 12% internal rate of return on its investment (the “Put Price”). The Put Option could only be exercised if a Triggering Event as defined in the Agreement occurs, which management had deemed to be remote. If the Partnership declines to pay the Put Price, Mosaic Counterparty may either step in and act as the general partner of Mosaic and control Mosaic until Mosaic Counterparty recoups the Put Price or effect a transfer of the underlying assets of Mosaic to Mosaic Counterparty.
Management determined that the Mosaic Transaction should be evaluated under the guidance in ASC 810 and concluded that Mosaic is accounted for as a VIE. The Partnership was deemed the primary beneficiary and therefore consolidates Mosaic.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

In addition, the Partnership concluded that the Put Option was embedded in an equity host contract but did not meet the net settlement criterion of an embedded derivative and therefore no separate accounting was required. However, as the Put Option was not solely within the control of the Partnership, the noncontrolling interest related to Mosaic had been classified as mezzanine equity.
The total assets of Mosaic were $94.7 million and $101.4 million as of June 30, 2021 and December 31, 2020, respectively, and were recorded within cash and cash equivalents and investments in the Condensed Consolidated Statements of Financial Condition. Mosaic had $0.1 million of liabilities as of June 30, 2021 and no liabilities as of December 31, 2020. The assets of Mosaic may only be used to settle obligations of Mosaic, if any. In addition, there was no recourse to the Partnership for Mosaic’s liabilities, except for certain entities in which there could be a clawback of previously distributed carried interest.
The terms of the Mosaic Call Right were amended and the purchase price was reduced to 1.225x the investment for the period through July 15, 2021 in exchange for the Company bearing certain interim funding costs of Mosaic Feeder. On July 2, 2021, GCMH exercised the amended Mosaic Call Right to purchase the interest in Mosaic for a net purchase price of $165.0 million, which excludes $19.5 million of consolidated Mosaic cash to fund investments. GCMH’s purchase resulted in the interest previously held by Mosaic Counterparty no longer being accounted for as a redeemable noncontrolling interest of the Company following July 2, 2021. The transaction will be accounted for as an equity transaction without a change in control at the July 2, 2021 net carrying value, including any associated tax impacts.
5. Revenue
For the three and six months ended June 30, 2021 and 2020, revenues consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
Management fees	2021	2020	2021	2020
Management fees, net	$83,040	$73,309	$163,305	$149,036
Fund expense reimbursement revenue	2,554	1,827	4,914	3,801
Management fees	$85,594	$75,136	$168,219	$152,837

	Three Months Ended June 30,		Six Months Ended June 30,
Incentive fees	2021	2020	2021	2020
Performance fees	$2,891	$132	$9,004	$737
Carried interest	29,336	12,909	41,437	15,537
Total incentive fees	$32,227	$13,041	$50,441	$16,274
The Company recognized revenues during the three and six months ended June 30, 2021 of $0.7 million and $1.7 million, respectively, compared with $0.3 million and $0.7 million during the three and six months ended June 30, 2020, respectively, that were previously received and deferred at the beginning of the respective periods.
6. Investments
Investments consist of the following:

	As of
	June 30, 2021	December 31, 2020
Equity method investments	$189,374	$165,095
Other investments	1,178	1,178
Total investments	$190,552	$166,273
As of June 30, 2021 and December 31, 2020, the Company held investments of $190.6 million and $166.3 million, respectively, of which $185.4 million and $161.9 million were owned by noncontrolling interest holders, respectively. Future net income (loss) and cash flow from investments held by noncontrolling interest holders will not be attributable to the Company, other than as described in Note 4, where the Company exercised the amended Mosaic Call Right on July 2, 2021 and

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

purchased the interest held in Mosaic from Mosaic Counterparty. The purchase will result in investments carried at approximately $96.8 million as of June 30, 2021 being held by the Company instead of redeemable noncontrolling interests following July 2, 2021.
7. Fair Value Measurements
The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis and level of inputs used for such measurements as of June 30, 2021 and December 31, 2020:

	Fair Value of Assets (Liabilities) as of June 30, 2021
	Level 1	Level 2	Level 3	Total
Money market funds	$23,204	$—	$—	$23,204
Interest rate derivatives	—	(761)	—	(761)
Public warrants	(31,231)	—	—	(31,231)
Private warrants	—	—	(1,557)	(1,557)
Total	$(8,027)	$(761)	$(1,557)	$(10,345)

	Fair Value of Assets (Liabilities) as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Money market funds	$149,553	$—	$—	$149,553
Interest rate derivatives	—	(28,442)	—	(28,442)
Public warrants	(36,421)	—	—	(36,421)
Private warrants	—	—	(6,372)	(6,372)
Total	$113,132	$(28,442)	$(6,372)	$78,318
Money market funds are valued using quoted market prices and are included in cash and cash equivalents in the Condensed Consolidated Statements of Financial Condition.
Management determines the fair value of its interest rate derivative agreements based on the present value of expected future cash flows based on observable future LIBOR rates applicable to each swap contract using linear interpolation, inclusive of the risk of non-performance, using a discount rate appropriate for the duration.
The public warrants are valued using quoted market prices on the Nasdaq Stock Market LLC under the ticker GCMGW.
Management determines the fair value of the private placement warrants (“private warrants”) using a binomial option valuation model (“Valuation Model”). The private warrants were classified as Level 3 as of both June 30, 2021 and December 31, 2020 because of the use of significant unobservable inputs in the Valuation Model as follows:

	June 30, 2021	December 31, 2020
Risk-free interest rate	0.74%	0.35%
Expected term (years)	4.4	4.9
Expected volatility	30%	16%
The Company’s use of the Valuation Model required the following assumptions:
• The risk-free interest rate was based on the term-matched U.S. Treasury rate, which was commensurate with the remaining contractual maximum term of the private warrants, which expire on the earlier of five years after the completion of the Transaction or liquidation of the Company. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)
• The expected term utilized was commensurate with the remaining contractual maximum term of the private warrants, which expire on the earlier of five years after the completion of the Transaction or liquidation of the Company. A decrease in the expected term, in isolation, would result in an decrease in the fair value measurement of the warrant liabilities.
• The expected volatility was based on consideration of the implied volatility from the Company’s publicly-traded warrants and the historical and implied volatility of the Company’s publicly-traded industry peers. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities.
The resulting valuations for the private warrants were determined to be $1.73 and $2.36 per unit as of June 30, 2021 and December 31, 2020, respectively. The resulting fair value of $1.6 million and $6.4 million was recorded within warrant liabilities in the Condensed Consolidated Statements of Financial Condition as of June 30, 2021 and December 31, 2020, respectively. During the three months ended June 30, 2021, 1,800,000 private warrants were transferred between external third-parties and converted to public warrants upon transfer.
The following table presents changes in Level 3 liabilities measured at fair value for the three and six months ended June 30, 2021:

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Balance at beginning of period	$(4,428)	$(6,372)
Transfer out of Level 3	2,952	2,952
Change in fair value	(81)	1,863
Balance at end of period	$(1,557)	$(1,557)
8. Equity
The following table shows a rollforward of the common stock outstanding since December 31, 2020:

	Class A common stock	Class B common stock	Class C common stock
December 31, 2020	40,835,093	—	144,235,246
Exercise of warrants	1,793,903	—	—
June 30, 2021	42,628,996	—	144,235,246
As of June 30, 2021, 2,038,074 RSUs were vested, but not yet delivered, and are therefore not yet included in outstanding Class A common stock.
Dividends are reflected in the Condensed Consolidated Statements of Equity (Deficit) when declared by the board of directors. The table below summarizes dividends declared to date during 2021:

Declaration Date	Dividend per Common Share	Record Date	Payment Date
January 4, 2021	$0.06	March 1, 2021	March 15, 2021
February 25, 2021	$0.08	June 1, 2021	June 15, 2021
August 6, 2021	$0.09	September 1, 2021	September 15, 2021
Dividend equivalent payments of $0.7 million were accrued for holders of RSUs for the six months ended June 30, 2021. Distributions to partners represent distributions made to GCMH Equityholders.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

9. Warrants
As of June 30, 2021 and December 31, 2020, the Company had 20,279,664 and 20,273,567 public warrants outstanding, respectively. As of June 30, 2021 and December 31, 2020, the Company had 900,000 and 2,700,000 private warrants outstanding, respectively. During the three months ended June 30, 2021, 1,800,000 private warrants were transferred between external third-parties and converted to public warrants upon transfer.
During the three months ended June 30, 2021, no public warrants were exercised. During the six months ended June 30, 2021, 1,793,903 public warrants were exercised, resulting in $20.6 million in proceeds.
10. Variable Interest Entities
The Company consolidates certain VIEs in which it is determined that the Company is the primary beneficiary.
The Company holds variable interests in certain entities that are VIEs, which are not consolidated, as it is determined that the Company is not the primary beneficiary. The Company’s involvement with such entities is generally in the form of direct equity interests in, and fee arrangements with, the entities in which it also serves as the general partner or managing member. The Company evaluated its variable interests in the VIEs and determined it is not considered the primary beneficiary of the entities primarily because it does not have interests in the entities that could potentially be significant. No reconsideration events that caused a change in the Company’s consolidation conclusions occurred during either the six months ended June 30, 2021 or the year ended December 31, 2020. As of June 30, 2021 and December 31, 2020, the total unfunded commitments from the limited partners and general partners to the unconsolidated VIEs were $26.0 million and $32.8 million, respectively. These commitments are the primary source of financing for the unconsolidated VIEs.
The following table sets forth certain information regarding the VIEs in which the Company holds a variable interest but does not consolidate. The assets recognized on the Company’s Condensed Consolidated Statements of Financial Condition related to the Company’s interests in and management, incentive fees and third party costs receivables from these non-consolidated VIEs and the Company’s maximum exposure to loss relating to non-consolidated VIEs as of June 30, 2021 and December 31, 2020 were as follows:

	As of
	June 30, 2021	December 31, 2020
Investments	$84,851	$77,511
Receivables	31,619	14,322
Maximum exposure to loss	$116,470	$91,833
The above table includes investments in VIEs which are owned by noncontrolling interest holders of approximately $84.8 million and $77.4 million as of June 30, 2021 and December 31, 2020, respectively. As a result of the exercise of the amended Mosaic Call Right on July 2, 2021, as described in Note 4, investments in VIEs valued at approximately $33.5 million as of June 30, 2021 will be held by the Company instead of redeemable noncontrolling interest holders following July 2, 2021.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

11. Employee Compensation and Benefits
For the three and six months ended June 30, 2021 and 2020, employee compensation and benefits consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Cash-based employee compensation and benefits	$41,057	$38,340	$82,837	$82,642
Equity-based compensation	5,604	—	32,640	—
Partnership interest-based compensation	10,026	8,856	14,929	16,776
Carried interest compensation	17,596	7,311	24,456	9,501
Cash-based incentive fee related compensation	868	—	2,701	—
Other non-cash compensation	683	1,160	1,624	2,225
Total employee compensation and benefits	$75,834	$55,667	$159,187	$111,144
Partnership Interest in Holdings, Holdings II and Management LLC
Payments to the employees for partnership interest awards are made by Holdings, Holdings II and Management LLC. As a result, the Company records a non-cash profits interest compensation charge and an offsetting deemed contribution to equity (deficit) to reflect the payments made by the GCMH Equityholders. As the payments are made by Holdings, Holdings II and Management LLC, the expense that is pushed down to GCMH and the offsetting deemed contribution are each attributed solely to noncontrolling interest in GCMH. Any liability related to the awards is recognized at Holdings, Holdings II or Management LLC as Holdings, Holdings II or Management LLC is the party responsible for satisfying the obligation, and is not shown in the Company’s condensed consolidated financial statements. The Company has recorded deemed contributions to equity (deficit) from Holdings, Holdings II and Management LLC of approximately $10.0 million and $8.9 million for the three months ended June 30, 2021 and 2020, respectively, and $14.9 million and $16.8 million for the six months ended June 30, 2021 and 2020, respectively, for partnership interest-based compensation expense which will ultimately be paid by Holdings, Holdings II or Management LLC.
The Company has modified awards to certain individuals upon their voluntary retirement or intention to retire as employees. These awards generally include a stated target amount that, upon payment, terminates the recipient’s rights to future distributions and allows for a lump sum buy-out of the awards, at the discretion of the managing member of Holdings, Holdings II, and Management LLC. The awards are accounted for as partnership interest-based compensation at the fair value of these expected future payments, in the period the employees accepted the offer. Partnership interest-based compensation expense related to award modifications of $1.5 million and $3.1 million was recognized for the three months ended June 30, 2021 and 2020, respectively, and $3.1 million and $6.8 million was recognized for the six months ended June 30, 2021 and 2020, respectively.
The liability associated with awards that contain a stated target has been retained by Holdings as of June 30, 2021 and December 31, 2020 and is re-measured at each reporting date, with any corresponding changes in liability being reflected as employee compensation and benefits expense of the Company. Certain recipients had unvested stated target payments of $9.4 million and $6.1 million as of June 30, 2021 and 2020, respectively, which has not been reflected as employee compensation and benefits expense by the Company. The Company recognized partnership interest-based compensation expense of $8.5 million and $5.8 million for the three months ended June 30, 2021 and 2020, respectively, and $11.8 million and $10.0 million for the six months ended June 30, 2021 and 2020, respectively, related to profits interest awards that are in substance profit-sharing arrangements.
Other
Other consists of employee compensation and benefits expense related to deferred compensation programs and other awards that represent investments made in GCM Funds on behalf of the employees.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

12. Equity-Based Compensation
2020 Incentive Award Plan
During February 2021, the Company adopted the 2020 Incentive Award Plan, which allows for the granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other stock or cash based awards or dividend equivalent awards to employees, directors and consultants.
Restricted Stock Units
During March 2021, the Company granted 4.8 million RSUs to certain employees and directors as part of the bonus program and in connection with the Transaction. Of the RSUs granted, the Company intends to settle less than 0.1 million RSUs in cash. The RSUs had an aggregate grant date fair value of $62.1 million. Of the 4.8 million RSUs granted, 2.0 million vested at the grant date and 2.8 million vest over two years in equal annual installments. Upon delivery, which is expected to occur each August following each annual vesting in March, the Company may withhold the number of shares to satisfy the statutory withholding tax obligation and deliver the net number of resulting shares vested.
An additional 0.3 million RSUs with an aggregate grant date fair value of $3.5 million were granted to certain employees during the three months ended June 30, 2021.
A summary of non-vested RSU activity for the six months ended June 30, 2021 is as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value Per RSU
Balance as of December 31, 2020	—	$—
Granted	5,083,899	12.89
Vested	(2,038,074)	12.93
Forfeited	(5,334)	13.04
Balance as of June 30, 2021	3,040,491	$12.86
The total fair value of RSUs that vested during the six months ended June 30, 2021 was $26.4 million. For the three and six months ended June 30, 2021, $5.6 million and $32.6 million of compensation expense related to the RSUs was recorded within employee compensation and benefits in the Condensed Consolidated Statements of Income, respectively. As of June 30, 2021, total unrecognized compensation expense related to unvested RSUs was $32.7 million and is expected to be recognized over the remaining weighted average period of 1.8 years.
13. Debt
The table below summarizes the outstanding debt balance as of June 30, 2021 and December 31, 2020.

	As of
	June 30, 2021	December 31, 2020
Senior loan	$399,275	$340,259
Less debt issuance costs	(7,048)	(5,104)
Total debt	$392,227	$335,155

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

Maturities of debt for the next five years and thereafter are as follows:

Year Ending December 31,
Remainder of 2021	$2,275
2022	4,000
2023	4,000
2024	4,000
2025	4,000
Thereafter	381,000
Total	$399,275
Senior Loan
On January 2, 2014, the Company entered into a senior secured term loan facility (“Senior Loan”), which was subsequently amended through several debt modifications.
On February 24, 2021, the Company completed an amendment and extension of its Senior Loan to further extend the maturity (“Amended Credit Agreement”). Approximately $290.0 million of the aggregate principal amount of the Senior Loan was extended from a maturity date of March 29, 2025 (the “2025 Term Loans”) to a maturity date of February 24, 2028, (as extended, the “2028 Term Loans”). The 2028 Term Loans have an interest rate of 2.50% over the LIBOR, subject to a 0.50% LIBOR floor.
Concurrently with the effectiveness of the Amended Credit Agreement, the Company made a voluntary prepayment on the Senior Loan in an aggregate principal amount of $50.3 million. As a result of the prepayment in February 2021, the Company recorded an expense of $0.7 million related to the acceleration of deferred debt issuance costs, which is recorded within other income (expense) in the Condensed Consolidated Statements of Income for the six months ended June 30, 2021. The Company capitalized $0.9 million of issuances costs related to payments to lenders in connection with the amendment and extension of its Senior Loan, which is recorded within debt in the Condensed Consolidated Statements of Financial Condition, and expensed $2.6 million of third-party costs related to the amendment which is recorded within general, administrative and other in the Condensed Consolidated Statements of Income for the six months ended June 30, 2021.
On June 23, 2021, the Company further amended its Senior Loan to increase the aggregate principal amount from $290.0 million to $400.0 million (as increased, the “Incremental 2028 Term Loans”). The Company capitalized $2.2 million of issuance costs related to payments to lenders in connection with the Incremental 2028 Term Loans, which is recorded within debt in the Condensed Consolidated Statements of Financial Condition.
Quarterly principal payments of $1.0 million are required to be made toward the Incremental 2028 Term Loans beginning June 30, 2021 (less any reduction for prior or future voluntary or mandatory prepayments of principal).
In addition to the scheduled principal repayments, the Company is required to offer to make prepayments of Consolidated Excess Cash Flow (“Cash Flow Payments”) no later than five days following the date the quarterly financial statements are due if the leverage ratio exceeds 2.50x. The Cash Flow Payments were calculated as defined in the Senior Loan agreement based on a percentage of calculated excess cash. During the three and six months ended June 30, 2021, the Company did not make any Cash Flow Payments.
As of June 30, 2021 and December 31, 2020, $399.3 million of Incremental 2028 Term Loans and $340.3 million of 2025 Term Loans were outstanding with weighted average interest rates of 3.40% and 3.98%, respectively.
Under the credit and guaranty agreement governing the terms of the Senior Loan, the Company must maintain certain leverage and interest coverage ratios. The credit and guaranty agreement also contains other covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur debt and restrict the Company and its subsidiaries ability to merge or consolidate, or sell or convey all or substantially all of the Company’s assets. As of June 30, 2021 and December 31, 2020, the Company was in compliance with all covenants.
GCMH Equityholders and IntermediateCo have executed a pledge agreement (“Pledge Agreement”) and security agreement (“Security Agreement”) with the lenders of the Senior Loan. Under the Pledge Agreement, GCMH Equityholders

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

and IntermediateCo have agreed to secure the obligations under the Senior Loan by pledging its interests in GCMH as collateral against the repayment of the senior secured notes, and GCMH has agreed to secure the obligations under the Senior Loan by granting a security interest in and continuing lien on the collateral described in the Security Agreement. The Pledge Agreement and Security Agreement will remain in effect until such time as all obligations relating to the Senior Loan have been fulfilled.
Credit Facility
Concurrent with the issuance of the Senior Loan, the Company entered into a $50.0 million revolving credit facility (“Credit Facility”). The Credit Facility matures on February 24, 2026 and carries an unused commitment fee that is paid quarterly. There were no outstanding borrowings related to the Credit Facility as of each of June 30, 2021 and December 31, 2020.
Other
Certain subsidiaries of the Company agree to jointly and severally guarantee, as primary obligor and not merely as surety guarantee the obligations of their parent entity, GCMH.
Amortization of the deferred costs was $0.2 million and $0.3 million for the three months ended June 30, 2021 and 2020, respectively, and $0.5 million and $0.7 million for the six months ended June 30, 2021 and 2020, respectively. These amounts are recorded within interest expense in the Condensed Consolidated Statements of Income.
The carrying value of the Senior Loan, excluding the unamortized debt issuance costs presented as a reduction to the principal balance, approximated the fair value as of June 30, 2021 and December 31, 2020. As the Senior Loan was not accounted for at fair value, it was not included in the Company’s fair value hierarchy in Note 7, however had it been included, it would have been classified in Level 2.
14. Interest Rate Derivatives
The Company has entered into various derivative agreements with financial institutions to hedge interest rate risk related to its outstanding debt. The Company had the following interest rate derivatives recorded as a liability within accrued expenses and other liabilities in the Condensed Consolidated Statements of Financial Condition as of June 30, 2021 and December 31, 2020:

			As of June 30, 2021
Derivative	Notional Amount	Fair Value as of June 30, 2021	Fixed Rate Paid	Floating Rate Received	Effective Date(2)	Maturity Date
Interest rate swap	$232,000	$(393)	1.33%	1 month LIBOR (1)	March 2021	February 2028
Interest rate swap	68,000	(368)	1.39%	1 month LIBOR (1)	July 2021	February 2028
		$(761)
____________
(1)Floating rate received subject to a 0.50% Floor
(2)Represents the date at which the derivative is in effect and the Company is contractually required to begin payment of interest under the terms of the agreement.

			As of December 31, 2020
Derivative	Notional Amount	Fair Value as of December 31, 2020	Fixed Rate Paid	Floating Rate Received	Effective Date(3)	Maturity Date
Interest rate swap	$225,000	$(11,163)	2.48%	1 month LIBOR (1)	January 2020	February 2023
Interest rate swap	75,000	(4,654)	3.05%	1 month LIBOR (1)	January 2020	February 2023
Interest rate collar	300,000	(12,625)	3.70%	1 month LIBOR (2)	February 2023	February 2025
		$(28,442)
____________

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)
(1)Floating rate received subject to a 0.00% Floor
(2)Floating rate received subject to a 2.45% Floor
(3)Represents the date at which the derivative is in effect and the Company is contractually required to begin payment of interest under the terms of the agreement.
A rollforward of the amounts in accumulated other comprehensive income (loss) (“AOCI”) related to interest rate derivatives designated as cash flow hedges as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Derivative loss at beginning of period, gross	$(7,484)	$(13,560)	$(11,163)	$(6,933)
Cumulative-effect adjustment from adoption of ASU 2017-12	—	—	—	650
Amount recognized in other comprehensive income (loss)	(4,179)	(1,120)	(1,620)	(8,843)
Amount reclassified from accumulated other comprehensive loss to interest expense	1,844	1,114	2,964	1,560
Derivative loss at end of period	(9,819)	(13,566)	(9,819)	(13,566)
Less: Loss attributable to noncontrolling interests in GCMH	(7,697)	—	(7,697)	—
Derivative loss at end of period, net	$(2,122)	$(13,566)	$(2,122)	$(13,566)
The amount of gain (loss) related to interest rate contracts not designated as hedging instruments was recognized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Other income (expense)	$—	$(1,417)	$1,934	$(10,051)
On February 24, 2021, the Company terminated all outstanding derivative instruments. The amount previously recorded as a hedge in AOCI is remaining in AOCI and is recorded in interest expense within the Condensed Consolidated Statements of Income over the original life of the swap.
Effective on March 1, 2021, the Company entered into a swap agreement (“2028 Swap Agreement”) to hedge interest rate risk related to payments made during the extended maturity of the 2028 Term Loans that has a notional amount of $232.0 million. The 2028 Swap Agreement and 2028 Term Loans have a 0.50% LIBOR floor. The swap was determined to be an effective cash flow hedge at inception based on a comparison of critical terms.
In June 2021, the Company entered into a swap agreement (“2028 Incremental Swap Agreement”) to hedge interest rate risk related to payments made for the increase in aggregate principal amount of the Incremental 2028 Term Loans that has a notional amount of $68.0 million. The 2028 Incremental Swap Agreement and Incremental 2028 Term Loans have a 0.50% LIBOR floor. The swap was determined to be an effective cash flow hedge at inception based on a comparison of critical terms.
The fair values of the derivatives and interest rate collar are based on observable market inputs and represent the net amount required to terminate the positions, taking into consideration market rates and non-performance risk. Refer to Note 7 for further details.
15. Commitments and Contingencies
Commitments
The Company was required to pay a fixed management fee of $0.5 million per year for a five year period that commenced in 2019 pursuant to its 12.5% interest in an aircraft. On March 11, 2021, GCMH entered into an agreement to

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)
assign 50% of its 12.5% share interest in an aircraft to Holdings, for cash consideration of approximately $1.3 million. The Company is now required to pay a fixed management fee of $0.3 million per year.
The Company had $79.2 million and $81.8 million of unfunded investment commitments as of June 30, 2021 and December 31, 2020, respectively, representing general partner capital funding commitments to several of the GCM Funds. As of June 30, 2021 and December 31, 2020, $19.5 million and $32.1 million received in the Mosaic Transaction is available to fund such commitments, respectively. Refer to Note 4 for a discussion of the Company’s exercise of the amended Mosaic Call Right on July 2, 2021.
Litigation
In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company’s exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. The Company’s management is not currently aware of any such pending claims and based on its experience, the Company believes the risk of loss related to these arrangements to be remote.
From time to time, the Company is a defendant in various lawsuits related to its business. The Company’s management does not believe that the outcome of any current litigation will have a material effect on the Company’s consolidated financial condition or results of operations.
Off-Balance Sheet Risks
The Company may be exposed to a risk of loss by virtue of certain subsidiaries serving as the general partner of GCM Funds organized as limited partnerships. As general partner of a GCM Fund organized as a limited partnership, the Company’s subsidiaries that serve as the general partner have exposure to risk of loss that is not limited to the amount of its investment in such GCM Fund. The Company cannot predict the amount of loss, if any, which may occur as a result of this exposure; however, historically, the Company has not incurred any significant losses and management believes the likelihood is remote that a material loss will occur.
16. Related Parties
In regard to the following related party disclosures, the Company’s management cannot be sure that such transactions or arrangements would be the same to the Company if the parties involved were unrelated and such differences could be material.
The Company provides certain employees partnership interest awards which are paid by Holdings, Holdings II and Management LLC. Refer to Note 11 for further details.
The Company has a sublease agreement with Holdings. Because the terms of the sublease are identical to the terms of the original lease, there is no impact to net income (loss) in the Condensed Consolidated Statements of Income or Condensed Consolidated Statements of Cash Flows.
The Company incurs certain costs, primarily related to accounting, client reporting, investment-decision making and treasury-related expenditures, for which it receives reimbursement from the GCM Funds in connection with its performance obligations to provide investment management services. Due from related parties in the Condensed Consolidated Statements of Financial Condition includes net receivables of approximately $10.5 million and $11.2 million as of June 30, 2021 and December 31, 2020, respectively, paid on behalf of affiliated entities that are reimbursable to the Company.
Our executive officers, senior professionals, and certain current and former employees and their families invest on a discretionary basis in GCM Funds, which are generally not subject to management fees and performance fees. As of June 30, 2021 and December 31, 2020, such investments and future commitments were $461.2 million and $426.7 million in aggregate, respectively.
Certain employees of the Company have an economic interest in an entity that is the owner and landlord of the building in which the principal headquarters of the Company are located.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

The Company utilizes the services of an insurance broker to procure insurance coverage, including its general commercial package policy, workers’ compensation and professional and management liability coverage for its directors and officers. Certain members of Holdings have an economic interest in, and relatives are employed by, the Company’s insurance broker.
From time to time, certain of the Company’s executive officers utilize a private business aircraft, including an aircraft wholly owned or controlled by members of Holdings. Additionally, the Company arranges for the use of the private business aircraft through a number of charter services, including entities predominantly or wholly owned or controlled by members of Holdings. The Company paid, net of reimbursements, approximately $0.4 million and $0.0 million for the three months ended June 30, 2021 and 2020, respectively, and $0.6 million and $0.4 million for the six months ended June 30, 2021 and 2020, respectively, to utilize aircraft and charter services wholly owned or controlled by members of Holdings, which is recorded within general, administrative and other in the Condensed Consolidated Statements of Income.
Prior to the Transaction, the Company paid for all direct and indirect expenses of GCMHGP LLC, including accounting and administrative expenses. GCMHGP LLC did not reimburse the Company for such expenses, which were immaterial to the Company.
17. Income Taxes
The Company’s effective tax rate used for interim periods is based on the tax effect of items recorded discretely in the interim period in which those items occur. The effective tax rate is dependent on many factors, including the estimated amount of income subject to income tax and allocation of tax benefit to noncontrolling interest; therefore, the effective tax rate can vary from period to period. The Company evaluates the realizability of its deferred tax asset on a quarterly basis and adjusts the valuation allowance when it is expected a portion of the deferred tax asset may not be realized.
The Company’s effective tax rate was 9% and 36% for the three months ended June 30, 2021 and 2020, respectively, and 4% and (14)% for the six months ended June 30, 2021 and 2020, respectively. These rates were different than the statutory rate due to the portion of income allocated to the noncontrolling entities, valuation allowance recorded against deferred tax assets and discrete tax adjustments recorded in the periods.
As of June 30, 2021, the Company had no unrecognized tax positions and believes there will be no changes to uncertain tax positions within the next 12 months.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)

18. Earnings (Loss) Per Share
The Company analyzed the calculation of earnings (loss) per share for periods prior to the Transaction as described in Note 3, and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements. Therefore, earnings (loss) per share information has not been presented for periods prior to the Transaction on November 17, 2020.
The following is a reconciliation of basic and diluted earnings (loss) per share for the three and six months ended June 30, 2021:

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Numerator for earnings (loss) per share calculation:
Net income attributable to GCM Grosvenor Inc.	$656	$3,203
Exercise of private warrants	—	(412)
Exercise of public warrants	—	(1,179)
Exchange of Partnership units	(4,233)	(8,601)
Net loss attributable to common stockholders, diluted	(3,577)	(6,989)

Denominator for earnings (loss) per share calculation:
Weighted-average shares, basic	44,563,266	43,330,664
Exercise of private warrants - incremental shares under the treasury stock method	—	180,124
Exercise of public warrants - incremental shares under the treasury stock method	—	1,382,792
Exchange of Partnership units	144,235,246	144,235,246
Weighted-average shares, diluted	188,798,512	189,128,826

Basic EPS
Net income attributable to common stockholders, basic	$656	$3,203
Weighted-average shares, basic	44,563,266	43,330,664
Net income per share attributable to common stockholders, basic	$0.01	$0.07

Diluted EPS
Net loss attributable to common stockholders, diluted	$(3,577)	$(6,989)
Weighted-average shares, diluted	188,798,512	189,128,826
Net loss per share attributable to common stockholders, diluted	$(0.02)	$(0.04)
Shares of the Company’s Class C common stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, a separate presentation of basic and diluted earnings (loss) per share of Class C common stock under the two-class method has not been presented.

GCM Grosvenor Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share amounts and where otherwise noted)
The following outstanding potentially dilutive securities as of June 30, 2021 were excluded from the calculations of diluted earnings (loss) per share attributable to common stockholders because their impact would have been antidilutive for the periods presented:

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Public warrants	20,279,664	—
Private warrants	900,000	—
Unvested restricted stock units	3,040,491	3,040,491
19. Subsequent Events
Refer to Note 4 for a discussion of the Company’s exercise of the amended Mosaic Call Right on July 2, 2021.
In July 2021, we became aware that a public stockholder of our Class A common stock entered into a series of transactions that gave rise to short-swing profit liability to the Company under Section 16 the Exchange Act. The stockholder disgorged all statutory “profits” pursuant to Section 16(b) of the Exchange Act and we received $1.3 million in July 2021, which will be recognized as other income for the three months ending September 30, 2021.
On August 6, 2021, the Company declared a quarterly dividend of $0.09 per share of Class A common stock to record holders at the close of business on September 1, 2021. The payment date will be September 15, 2021.
On August 6, 2021, the Company’s Board of Directors approved a stock repurchase plan that allows for the repurchase of up to $25 million of Class A common stock and warrants.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and, the risk factors in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended and under the “Forward-Looking Statements” section elsewhere in this Quarterly Report on Form 10-Q, our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
We are an independent, open-architecture alternative asset management solutions provider with scale across major alternative strategies. We invest on a primary, secondary, co-investment and direct basis. We operate customized separate accounts and commingled funds. We collaborate with our clients to construct investment portfolios across multiple investment strategies in the private and public markets, customized to meet their specific objectives. We also offer specialized commingled funds which span the alternatives investing universe that are developed to meet broad market demands for strategies and risk-return objectives.
We operate at scale across the range of private markets and absolute return strategies. Private markets and absolute return strategies are primarily defined by the liquidity of the underlying securities purchased, the length of the client commitment, and the form and timing of incentive compensation. For private markets strategies, clients generally commit to invest over a three-year time period and have an expected duration of seven years or more. In private markets strategies, incentive compensation is typically based on realized gains on liquidation of the investment. For absolute return strategies, the securities tend to be more liquid, clients have the ability to redeem assets more regularly, and incentive compensation can be earned on an annual basis. We offer the following private markets and absolute return investment strategies:
•Private Equity
•Infrastructure
•Real Estate
•Alternative Credit
•Absolute Return Strategies
Our clients are principally large, sophisticated, global institutional investors who rely on our investment expertise and differentiated investment access to navigate the increasingly complex alternatives market. As one of the pioneers of the customized separate account format, we are equipped to provide investment services to institutional clients of all sizes and with different needs, internal resources and investment objectives.
Trends Affecting Our Business
As a global alternative asset manager, our results of operations are impacted by a variety of factors, including conditions in the global financial markets and economic and political environments, particularly in the United States (“U.S.”), Europe, Asia-Pacific, Latin America and the Middle East. In a low-interest rate environment and as public equities are not able to achieve expected returns, there is increased investor demand for alternative investments to achieve higher yields. The opportunities in private markets continue to expand as firms raise new funds and launch new vehicles and products to access private markets across the globe.
In addition to the trends discussed above, we believe the following factors, among others, will influence our future performance and results of operations:
Our ability to retain existing investors and attract new investors in our funds.
Our ability to retain existing assets under management and attract new investors in our funds is partially dependent on the extent to which investors continue to favorably see the alternative asset management industry relative to traditional publicly listed equity and debt securities. A decline in the pace or the size of our fundraising efforts or investments as a result of increased competition in the private markets investing environment or a shift toward public markets may impact our revenues, which are generated from management fees and incentive fees.

Our ability to expand our business through new lines of business and geographic markets.
Our ability to grow our revenue base is partially dependent upon our ability to offer additional products and services by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Entry into certain lines of business or geographic markets or the introduction of new types of products or services may subject us to the evolving macroeconomic and regulatory environment of the various countries where we operate or in which we invest.
Our ability to realize investments.
Challenging market and economic conditions may adversely affect our ability to exit and realize value from our investments and we may not be able to find suitable investments in which to effectively deploy capital. During periods of adverse economic conditions, such as the current COVID-19 pandemic addressed further below, our funds may have difficulty accessing financial markets, which could make it more difficult to obtain funding for additional investments and impact our ability to successfully exit positions in a timely manner. A general market downturn, or a specific market dislocation, may result in lower investment returns for our funds, which would adversely affect our revenues.
Our ability to identify suitable investment opportunities for our clients.
Our success largely depends on the identification and availability of suitable investment opportunities for our clients, and, in particular, the success of underlying funds in which our funds invest. The availability of investment opportunities is subject to certain factors outside of our control and the control of the investment managers with which we invest for our funds. Although there can be no assurance that we will be able to secure the opportunity to invest on behalf of our clients in all or a substantial portion of the investments we select, or that the size of the investment opportunities available to us will be as large as we would desire, we seek to maintain excellent relationships with investment managers of investment funds, including those in which we have previously made investments for our clients and those in which we may in the future invest, as well as sponsors of investments that might provide co-investment opportunities in portfolio companies alongside the sponsoring fund manager. Our ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, valuation, transaction size, and expected duration of such investment opportunity.
Our ability to generate strong returns.
The ability to attract and retain clients is partially dependent on returns we are able to deliver versus our peers. The capital we are able to attract drives the growth of our assets under management and the management and incentive fees we earn. Similarly, in order to maintain our desired fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that incentivize our investors to pay our desired fee rates.
Our ability to comply with increasing and evolving regulatory requirements.
The complex and evolving regulatory and tax environment may have an adverse effect on our business and subject us to additional expenses or capital requirements, as well as restrictions on our business operations.
COVID-19
In March 2020, the World Health Organization declared the outbreak of the COVID-19 a global pandemic, which has resulted in significant disruption and uncertainty in the global economic markets, which in turn has impacted our business.
Given the amount of uncertainty regarding the scope and duration of the COVID-19 pandemic, it is currently not possible to predict the precise impact it will have on future quarters, but it has impacted, and may further impact, our business in various ways, including but not limited to the following:
•Restrictions on travel and public gatherings as well as stay-at-home orders in the U.S. and abroad have resulted in most of our client and prospect meetings not currently taking place in person, and the vast majority of our employees are working from home. As a consequence, we are conducting client and prospective client dialogue remotely, which has impeded and may continue to impede our ability to market our funds and raise new business, which may result in lower or delayed revenue growth, and it has become more difficult to conduct due diligence on investments.

•The pandemic may result in a slowdown of our fundraising activity. A slowdown in fundraising activity has in the past resulted in delayed or decreased management fees and could result in delayed or decreased management fees in the future compared to prior periods.
•In light of uncertainty in public equity markets and other components of their investment portfolios, investors may become restricted by their asset allocation policies to invest in new or successor funds that we provide, or may be prohibited by new laws or regulations from funding existing commitments.
•Our liquidity and cash flows may be adversely impacted by declines or delays in realized incentive fees and management fee revenues.
•Our funds invest in industries that have been materially impacted by the COVID-19 pandemic, including healthcare, travel, entertainment, hospitality and retail, which in turn has impacted and may continue to impact the value of our investments.
We believe COVID-19’s adverse impact on our business, financial condition and results of operations will be significantly driven by a number of factors that we are unable to predict or control, including, for example: the severity and duration of the pandemic, including the timing of vaccination of a significant segment of the global population or the availability of a treatment for COVID-19; the impact of new variants of COVID-19; the pandemic’s impact on the U.S. and global economies; the timing, scope and effectiveness of additional governmental responses to the pandemic; the timing and path of economic recovery; and the negative impact on our clients, counterparties, vendors and other business partners that may indirectly adversely affect us.
As of June 30, 2021, we believe we have adequate liquidity with approximately $265.8 million in available cash and $48.2 million of available borrowing capacity under our Revolving Credit Facility (defined below). For more information on our Credit Facilities, see “—Liquidity and Capital Resources—Indebtedness”.
Repurchase of Mosaic Assets
Refer to the discussion in Liquidity and Capital Resources below regarding our July 2, 2021 exercise of our option to repurchase the interest in Mosaic for $165.0 million.
Operating Segments
We have determined that we operate in a single operating and reportable segment, consistent with how our chief operating decision maker allocates resources and assesses performance.
Components of Results of Operations
Management Fees
Management Fees
We earn management fees from providing investment management services to specialized funds and customized separate account clients. Specialized funds are generally structured as partnerships or companies having multiple investors. Customized separate account clients may be structured using an affiliate-managed entity or may involve an investment management agreement between us and a single client. Certain separate account clients may have us manage assets both with full discretion over investments decisions as well as without discretion over investment decisions and may also receive access to various other advisory services the firm may provide.
Certain of our management fees, typically associated with our private markets strategies, are based on client commitments to those funds during an initial commitment or investment period. During this period fees may be charged on total commitments, on invested capital (capital committed to underlying investments) or on a ratable ramp-in of total commitments, which is meant to mirror typical invested capital pacing. Following the expiration or termination of such period, certain fees continue to be based on client commitments while others are based on invested assets or based on invested capital and unfunded deal commitments less returned capital or based on a fixed ramp down schedule.
Certain of our management fees, typically associated with absolute return strategies, are based on the NAV of those funds. Such GCM Funds either have a set fee for the entire fund or a fee scale through which clients with larger commitments pay a lower fee.

Management fees are determined quarterly and are more commonly billed in advance based on the management fee rate applied to the management fee base at the end of the preceding quarterly period as defined in the respective contractual agreements.
We provided investment management/advisory services on assets of $66.9 billion and $61.9 billion as of June 30, 2021 and December 31, 2020, respectively.
Fund expense reimbursement revenue
We incur certain costs, primarily related to accounting, client reporting, investment-decision making and treasury-related expenditures, for which we receive reimbursement from the GCM Funds in connection with its performance obligations to provide investment management services. We concluded that we control the services provided and resources used before they are transferred to the customer, and therefore we act as a principal. Accordingly, the reimbursement for these costs incurred by us are presented on a gross basis within management fees. Expense reimbursements are recognized at a point in time, in the periods during which the related expenses are incurred and the reimbursements are contractually earned.
Incentive Fees
Incentive fees are based on the results of our funds, in the form of performance fees and carried interest income, which together comprise incentive fees.
Carried Interest
Carried interest is a performance-based capital allocation from a fund’s limited partners earned by us in certain GCM Funds, more commonly in private markets strategies. Carried interest is typically a percentage of the profits calculated in accordance with the terms of fund agreements, certain fees and a preferred return to the fund’s limited partners. Carried interest is ultimately realized when underlying investments distribute proceeds or are sold and therefore carried interest is highly susceptible to market factors, judgments, and actions of third parties that are outside of our control.
Agreements generally include a clawback provision that, if triggered, would require us to return up to the cumulative amount of carried interest distributed, typically net of tax, upon liquidation of those funds, if the aggregate amount paid as carried interest exceeds the amount actually due based upon the aggregate performance of each fund. We have defined the portion to be deferred as the amount of carried interest, typically net of tax, that we would be required to return if all remaining investments had no value as of the end of each reporting period.
The portion of assets under management that are subject to carried interest was approximately $27.5 billion as of June 30, 2021.
Performance Fees
We may receive performance fees from certain GCM Funds, more commonly in funds associated with absolute return strategies. Performance fees are typically a fixed percentage of investment gains, subject to loss carryforward provisions that require the recapture of any previous losses before any performance fees can be earned in the current period. Performance fees may or may not be subject to a hurdle or a preferred return, which requires that clients earn a specified minimum return before a performance fee can be assessed. These performance fees are determined based upon investment performance at the end of a specified measurement period, generally the end of the calendar year.
Investment returns are highly susceptible to market factors, judgments, and actions of third parties that are outside of our control. Accordingly, performance fees are variable consideration and are therefore constrained and not recognized until it is probable that a significant reversal will not occur. In the event that a client redeems from one of the GCM Funds prior to the end of a measurement period, any accrued performance fee is ordinarily due and payable by such redeeming client as of the date of the redemption.
Assets under management that are subject to performance fees were approximately $14.8 billion as of June 30, 2021.
Other Operating Income
Other operating income primarily consists of administrative fees from certain private investment vehicles where we perform a full suite of administrative functions but do not manage or advise and have no discretion over the capital.

Expenses
Employee Compensation and Benefits
Employee compensation and benefits primarily consists of (1) cash-based employee compensations and benefits (2) equity-based compensation, (3) partnership interest-based compensation, (4) carried interest compensation, (5) cash-based incentive fee related compensation and (6) other non-cash compensation. Bonus and incentive fee related compensation is generally determined by our management and is discretionary taking into consideration, among other things, our financial results and the employee’s performance. In addition, various individuals, including certain senior professionals have been awarded partnership interests and RSUs. These partnership interests grant the recipient the right to certain cash distributions from GCMH Equityholders’ profits to the extent such distributions are authorized, resulting in non-cash profits interest compensation expense. Certain employees and former employees are also entitled to a portion of the carried interest and performance fees realized from certain GCM Funds, which is payable upon a realization of the carried interest or performance fees. The Company recognizes non-cash compensation expense attributable to the RSUs on a straight-line basis over the requisite service period, which is generally the vesting period.
General, Administrative and Other
General, administrative and other consists primarily of professional fees, travel and related expenses, communications and information services, occupancy, fund expenses, depreciation and amortization, and other costs associated with our operations. As a result of the completion of the Transaction, we expect that we will incur additional expenses as a result of costs associated with being a public company.
Net Other Income (Expense)
Investment income (loss)
Investment income (loss) primarily consists of gains and losses arising from our equity method investments.
Interest Expense
Interest expense includes interest paid and accrued on our outstanding debt, along with the amortization of deferred debt issuance costs incurred from debt issued by us, including the Senior Loan and the revolving credit facility entered into by us.
Other Income (Expense)
Other income (expense) consists primarily of gains and losses on certain derivatives and other non-operating items, including write-off of unamortized debt issuance costs due to prepayments and refinancing of debt and interest income.
Change in Fair Value of Warrant Liabilities
Change in fair value of warrant liabilities are non-cash changes and consist of fair value adjustments related to the outstanding public and private warrants issued in connection with the Transaction. The warrant liabilities are classified as marked-to-market liabilities pursuant to ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and the corresponding increase or decrease in value impacts our net income (loss).
Provision (Benefit) for Income Taxes
We are a corporation for U.S. federal income tax purposes and therefore are subject to U.S. federal and state income taxes on our share of taxable income generated by the Company. GCMH is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by GCMH flows through to its partners, and is generally not subject to U.S. federal or state income tax at the partnership level. Our non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to local or non-U.S. income taxes. The tax liability with respect to income attributable to noncontrolling interests in GCMH is borne by the holders of such noncontrolling interests.

Results of Operations
The following is a discussion of our consolidated results of operations for the three and six months ended June 30, 2021 and 2020. This information is derived from our accompanying condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, unaudited)
Revenues
Management fees	$85,594	$75,136	$168,219	$152,837
Incentive fees	32,227	13,041	50,441	16,274
Other operating income	1,882	1,953	4,262	3,636
Total operating revenues	119,703	90,130	222,922	172,747

Expenses
Employee compensation and benefits	75,834	55,667	159,187	111,144
General, administrative and other	21,651	16,242	46,183	40,838
Total operating expenses	97,485	71,909	205,370	151,982
Operating income	22,218	18,221	17,552	20,765
Investment income (loss)	13,459	(9,575)	26,507	(6,202)
Interest expense	(4,563)	(5,841)	(9,054)	(11,708)
Other income (expense)	(261)	(1,350)	1,056	(11,083)
Change in fair value of warrant liabilities	(6,738)	—	7,319	—
Net other income (expense)	1,897	(16,766)	25,828	(28,993)
Income (loss) before income taxes	24,115	1,455	43,380	(8,228)
Provision for income taxes	2,204	526	1,541	1,169
Net income (loss)	21,911	929	41,839	(9,397)
Less: Net income attributable to redeemable noncontrolling interest	11,738	185	19,827	2,278
Less: Net income (loss) attributable to noncontrolling interests in subsidiaries	11,708	(5,183)	20,297	(2,647)
Less: Net income (loss) attributable to noncontrolling interests in GCMH	(2,191)	5,927	(1,488)	(9,028)
Net income attributable to GCM Grosvenor Inc.	$656	$—	$3,203	$—
Revenues

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, unaudited)
Private markets strategies	$42,360	$36,548	$82,733	$73,012
Absolute return strategies	40,680	36,761	80,572	76,024
Fund expense reimbursement revenue	2,554	1,827	4,914	3,801
Total management fees	85,594	75,136	168,219	152,837
Incentive fees	32,227	13,041	50,441	16,274
Administrative fees	1,340	1,772	3,445	3,298
Other	542	181	817	338
Total other operating income	1,882	1,953	4,262	3,636
Total operating revenues	$119,703	$90,130	$222,922	$172,747

Three Months Ended June 30, 2021 and June 30, 2020
Management fees increased $10.5 million, or 14%, to $85.6 million, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. Private market strategies increased $5.8 million primarily due to a $3.1 million increase in fees related to private market strategies specialized funds, which was driven by a $1.9 million increase in net catch-up management fees, and a $2.7 million increase in fees related to private market strategies customized separate accounts. Additionally, there was a $3.9 million increase in absolute return strategies fees due to increases in FPAUM from investment gains and a $0.7 million increase in fund expense reimbursement revenue.
Incentive fees consisted of carried interest of $29.3 million and $12.9 million and performance fees of $2.9 million and $0.1 million for the three months ended June 30, 2021 and 2020, respectively. Incentive fees increased $19.2 million, or 147%, to $32.2 million, for the three months ended June 30, 2021 compared to three months ended June 30, 2020, due to a $16.4 million increase in carried interest and a $2.8 million increase in performance fees. The increase in carried interest is primarily due to several large funds realizing distributions during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020, which had lower distributions. The increase in performance fees is primarily due to a fund with a June 30 fiscal year end for which fees crystallized as of June 30, 2021.
Six Months Ended June 30, 2021 and June 30, 2020

Management fees increased $15.4 million, or 10%, to $168.2 million, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Private market strategies increased $9.7 million, primarily due to a $5.3 million increase in fees related to private market strategies specialized funds, driven by a $3.9 million increase in net catch-up management fees, and a $4.5 million increase in fees related to private market strategies customized separate accounts. Additionally, there was a $4.5 million increase in absolute return strategies fees due to increases in FPAUM from investment gains and contributions and a $1.1 million increase in fund expense reimbursement revenue.
Incentive fees consisted of carried interest of $41.4 million and $15.5 million and performance fees of $9.0 million and $0.7 million for the six months ended June 30, 2021 and 2020, respectively. Incentive fees increased $34.2 million, or 210%, to $50.4 million, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, due to a $25.9 million increase in carried interest and a $8.3 million increase in performance fees. The increase in carried interest is primarily due to several large funds realizing distributions during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, which had lower distributions. The increase in performance fees is primarily due to funds with March 31 and June 30 fiscal year ends for which fees crystallized during the six months ended June 30, 2021.
Expenses
Employee Compensation and Benefits

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, unaudited)
Cash-based employee compensation and benefits	$41,057	$38,340	$82,837	$82,642
Equity-based compensation	5,604	—	32,640	—
Partnership interest-based compensation	10,026	8,856	14,929	16,776
Carried interest compensation	17,596	7,311	24,456	9,501
Cash-based incentive fee related compensation	868	—	2,701	—
Other non-cash compensation	683	1,160	1,624	2,225
Total employee compensation and benefits	$75,834	$55,667	$159,187	$111,144

Three Months Ended June 30, 2021 and June 30, 2020
Employee compensation and benefits increased $20.2 million, or 36%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. Cash-based employee compensation and benefits increased $2.7 million, or 7%, to $41.1 million, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, primarily due to a $1.4 million increase in base salary expense and a $1.0 million increase in employee benefit costs. Equity-based compensation increased $5.6 million for the three months ended June 30, 2021 due to expense amortization on RSUs pursuant to the 2020 Incentive Award Plan. Partnership interest-based compensation increased $1.2 million, or 13%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, primarily due to higher distributions during the three months ended June 30, 2021. Carried interest compensation increased $10.3 million, or 141%, and cash-based incentive fee related compensation increased $0.9 million for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, primarily due to higher realized carried interest and higher performance fees during the three months ended June 30, 2021, as discussed above.
Six Months Ended June 30, 2021 and June 30, 2020
Employee compensation and benefits increased $48.0 million, or 43%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Cash-based employee compensation and benefits of $82.8 million for the six months ended June 30, 2021 was largely consistent with the six months ended June 30, 2020. Equity-based compensation increased $32.6 million for the six months ended June 30, 2021 due to expense amortization on RSUs pursuant to the 2020 Incentive Award Plan, including expense on awards that vested immediately upon issuance on March 1, 2021. Partnership interest-based compensation decreased $1.8 million, or 11%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to amendments to partnership interest-based awards during the six months ended June 30, 2020, partially offset by higher distributions during the six months ended June 30, 2021. Carried interest compensation increased $15.0 million, or 157%, and cash-based incentive fee related compensation increased $2.7 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to higher realized carried interest and higher performance fees during the six months ended June 30, 2021, as discussed above.
General, Administrative and Other
Three and Six Months Ended June 30, 2021 and June 30, 2020
General, administrative and other increased $5.4 million, or 33%, to $21.7 million, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, primarily driven by costs to operate as a public company, as well as higher professional fees.
General, administrative and other increased $5.3 million, or 13%, to $46.2 million, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to an increase in professional fees, including fees related to the amendment of our senior secured term loan facility (the “Term Loan Facility”) in the first quarter, and costs to operate as a public company.
Net Other Income (Expense)
Three Months Ended June 30, 2021 and June 30, 2020
Investment income was $13.5 million for the three months ended June 30, 2021 compared to an investment loss of $9.6 million for the three months ended June 30, 2020, primarily due to the change in value of private and public market investments.
Interest expense decreased $1.3 million, or 22%, to $(4.6) million, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, primarily due to paying down approximately $50.3 million of principal on our Term Loan Facility during the first quarter of 2021 in connection with the Amended Credit Agreement.
Other expense was $0.3 million for the three months ended June 30, 2021 compared to $1.4 million for the three months ended June 30, 2020, primarily due to the termination of interest rate derivatives during the first quarter of 2021.
Change in fair value of warrant liabilities of $(6.7) million for the three months ended June 30, 2021 was due to an increase in the fair value of warrant liabilities from March 31, 2021 to June 30, 2021.
Six Months Ended June 30, 2021 and June 30, 2020
Investment income was $26.5 million for the six months ended June 30, 2021 compared to an investment loss of $6.2 million for the six months ended June 30, 2020, primarily due to the change in value of private and public market investments.
Interest expense decreased $2.7 million, or 23%, to $(9.1) million, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to paying down approximately $50.3 million of principal on our Term Loan Facility during the first quarter of 2021 in connection with the Amended Credit Agreement.

Other income was $1.1 million for the six months ended June 30, 2021 compared to other expense of $11.1 million for the six months ended June 30, 2020, primarily due to the change in unrealized loss related to interest rate derivatives due to decreases in market interest rates and the subsequent termination of interest rate derivatives during the first quarter of 2021.
Change in fair value of warrant liabilities of $7.3 million for the six months ended June 30, 2021 was due to a decrease in the fair value of warrant liabilities from December 31, 2020 to June 30, 2021.
Provision for Income Taxes
Three and Six Months Ended June 30, 2021 and June 30, 2020
Provision for income taxes primarily reflect U.S. federal and state income taxes on our share of taxable income generated by the Company, as well as local and foreign income taxes of certain of the Company’s subsidiaries. Prior to the Transaction, provision for income taxes consisted of local income taxes and foreign income taxes for subsidiaries that have operations outside of the United States, as GCMH is treated as a flow-through entity and is not subject to federal income taxes.
The Company’s effective tax rate was 9% and 36% for the three months ended June 30, 2021 and 2020, respectively, and 4% and (14)% for the six months ended June 30, 2021, and 2020, respectively. Our overall effective tax rate for the three and six months ended June 30, 2021 is less than the statutory rate primarily because (a) we were not subject to U.S. federal taxes prior to the Transaction and (b) a portion of income is allocated to noncontrolling interests, and the tax liability on such income is borne by the holders of such noncontrolling interests.
Fee-Paying AUM
FPAUM is a metric we use to measure the assets from which we earn management fees. Our FPAUM comprises the assets in our customized separate accounts and specialized funds from which we derive management fees. We classify customized separate account revenue as management fees if the client is charged an asset-based fee, which includes the vast majority of our discretionary AUM accounts. Our FPAUM for private market strategies typically represents committed, invested or scheduled capital during the investment period and invested capital following the expiration or termination of the investment period. Substantially all of our private markets strategies funds earn fees based on commitments or net invested capital, which are not affected by market appreciation or depreciation. Our FPAUM for our absolute return strategy is based on NAV.
Our calculations of FPAUM may differ from the calculations of other asset managers, and as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of FPAUM is not based on any definition that is set forth in the agreements governing the customized separate accounts or specialized funds that we manage.

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
(in millions, unaudited)	Private Markets Strategies	Absolute Return Strategies	Total	Private Markets Strategies	Absolute Return Strategies	Total
Fee-paying AUM
Balance, beginning of period	$28,889	$24,473	$53,362	$27,839	$24,130	$51,969
Contributions	1,522	570	2,092	3,257	1,229	4,486
Withdrawals	—	(748)	(748)	—	(1,198)	(1,198)
Distributions	(740)	(103)	(843)	(1,647)	(107)	(1,754)
Change in Market Value	50	739	789	273	862	1,135
Foreign Exchange and Other	391	(43)	348	390	(28)	362
Balance, end of period	$30,112	$24,888	$55,000	$30,112	$24,888	$55,000
Contracted, not yet fee-paying AUM represents limited partner commitments during the initial commitment or investment period where fees are not yet being charged, but are expected to be charged in the future based on invested capital (capital committed to underlying investments) or on a ratable ramp-in of total commitments.

	As of
(in millions)	June 30, 2021 (unaudited)	December 31, 2020
Contracted, not yet Fee-Paying AUM at period end	$7,027	$7,057
AUM at period end	$66,900	$61,943
Three Months Ended June 30, 2021
FPAUM increased $1.6 billion, or 3%, to $55.0 billion during the three months ended June 30, 2021, due to $2.1 billion and $0.8 billion of contributions and change in market value, respectively, partially offset by $0.8 billion and $0.7 billion of distributions and withdrawals, respectively.
•Private markets strategies FPAUM increased $1.2 billion, or 4%, to $30.1 billion during the three months ended June 30, 2021, primarily due to $1.5 billion of contributions, partially offset by $0.7 billion of distributions.
•Absolute return strategies FPAUM increased $0.4 billion, or 2%, to $24.9 billion during the three months ended June 30, 2021, primarily due to $0.7 billion of change in market value and $0.6 billion of contributions, partially offset by $0.7 billion of withdrawals.
Contracted, not yet fee-paying AUM decreased $0.4 billion, or 6%, to $7.0 billion during the three months ended June 30, 2021 due to contracted, not yet fee-paying AUM that became fee-paying AUM during the period net of closing of new commitments during the period.
AUM increased $2.0 billion, or 3%, to $66.9 billion during the three months ended June 30, 2021, primarily driven by changes in FPAUM and contracted, not yet Fee-Paying AUM, as well as mark to market changes that did not impact FPAUM.
Six Months Ended June 30, 2021
FPAUM increased $3.0 billion, or 6%, to $55.0 billion during the six months ended June 30, 2021, due to $4.5 billion and $1.1 billion of contributions and change in market value, respectively, partially offset by $1.8 billion and $1.2 billion of distributions and withdrawals, respectively.
•Private markets strategies FPAUM increased $2.3 billion, or 8%, to $30.1 billion during the six months ended June 30, 2021, primarily due to $3.3 billion of contributions, partially offset by $1.6 billion of distributions.
•Absolute return strategies FPAUM increased $0.8 billion, or 3%, to $24.9 billion during the six months ended June 30, 2021, primarily due to $1.2 billion of contributions and $0.9 billion of change in market value, partially offset by $1.2 billion of withdrawals.
Contracted, not yet fee-paying AUM as of June 30, 2021 was $7.0 billion. The closing of new commitments during the six months ended June 30, 2021 was offset by contracted, not yet fee-paying AUM that became fee-paying AUM.
AUM increased $5.0 billion, or 8%, to $66.9 billion during the six months ended June 30, 2021, primarily driven by changes in FPAUM and contracted, not yet Fee-Paying AUM, as well as mark to market changes that did not impact FPAUM.
Non-GAAP Financial Measures
In addition to our results of operations above, we report certain financial measures that are not required by, or presented in accordance with, GAAP. Management uses these non-GAAP measures to assess the performance of our business across reporting periods and believe this information is useful to investors for the same reasons. These non-GAAP measures should not be considered a substitute for the most directly comparable GAAP measures, which are reconciled below. Further, these measures have limitations as analytical tools, and when assessing our operating performance, you should not consider these measurements in isolation or as a substitute for GAAP measures including revenues and net income (loss). We may calculate or present these non-GAAP financial measures differently than other companies who report measures with the same or similar names, and as a result, the non-GAAP measures we report may not be comparable.

Summary of Non-GAAP Financial Measures

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, unaudited)
Revenues
Private markets strategies	$42,360	$36,548	$82,733	$73,012
Absolute return strategies	40,680	36,761	80,572	76,024
Management fees, net (1)	83,040	73,309	163,305	149,036
Administrative fees and other operating income	1,882	1,953	4,262	3,636
Fee-Related Revenue	84,922	75,262	167,567	152,672
Less:
Cash-based employee compensation and benefits, net (2)	(40,255)	(38,332)	(81,447)	(80,354)
General, administrative and other, net (1,3)	(17,211)	(11,822)	(33,471)	(29,649)
Fee-Related Earnings	27,456	25,108	52,649	42,669
Incentive fees:
Performance fees	2,891	132	9,004	737
Carried interest	29,336	12,909	41,437	15,537
Incentive fee related compensation and NCI:
Cash-based incentive fee related compensation	(868)	—	(2,701)	—
Carried interest compensation, net (4)	(17,967)	(7,819)	(25,470)	(9,020)
Carried interest attributable to noncontrolling interest	(10,561)	(4,773)	(14,991)	(6,106)
Interest income	4	52	11	348
Other (income) expense	13	15	64	133
Depreciation	407	536	880	1,232
Adjusted EBITDA	30,711	26,160	60,883	45,530
Depreciation	(407)	(536)	(880)	(1,232)
Interest expense	(4,563)	(5,841)	(9,054)	(11,708)
Adjusted Pre-Tax Income	25,741	19,783	50,949	32,590
Adjusted income taxes(5)	(6,435)	(4,946)	(12,737)	(8,148)
Adjusted Net Income	$19,306	$14,837	$38,212	$24,442

____________
(1) Excludes fund reimbursement revenue of $2.6 million and $1.8 million for the three months ended June 30, 2021 and 2020, respectively, and $4.9 million and $3.8 million for the six months ended June 30, 2021 and 2020, respectively.
(2) Excludes severance expense of $0.8 million and $8.0 thousand for the three months ended June 30, 2021 and 2020, respectively, and $1.4 million and $2.3 million for the six months ended June 30, 2021 and 2020, respectively.
(3) Excludes amortization of intangibles of $0.6 million and $1.9 million for the three months ended June 30, 2021 and 2020, respectively, and $1.2 million and $3.8 million for the six months ended June 30, 2021 and 2020, respectively. Also excludes corporate transaction related costs of $1.2 million and $0.1 million for the three months ended June 30, 2021 and 2020, respectively, and $6.5 million and $3.5 million for the six months ended June 30, 2021 and 2020, respectively.
(4) Excludes the impact of non-cash carried interest expense of $0.4 million and $0.5 million for the three months ended June 30, 2021 and 2020, respectively, and $1.0 million and $(0.5) million for the six months ended June 30, 2021 and 2020, respectively.
(5) Represents corporate income taxes at a blended statutory rate of 25.0% applied to adjusted pre-tax income for all periods presented. The 25.0% is based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 4.0%. As we were not subject to U.S. federal and state income taxes prior to the Transaction, the blended statutory rate of 25.0% has been applied to all periods presented for comparability purposes.

Net Incentive Fees Attributable to GCM Grosvenor
Net incentive fees are used to highlight fees earned from incentive fees that are attributable to GCM Grosvenor. Net incentive fees represent incentive fees excluding (a) incentive fees contractually owed to others and (b) cash-based incentive fee related compensation.
The following tables show reconciliations of incentive fees to net incentive fees attributable to GCM Grosvenor for the three and six months ended June 30, 2021 and 2020, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, unaudited)
Net Incentive Fees Attributable to GCM Grosvenor
Incentive fees:
Performance fees	$2,891	$132	$9,004	$737
Carried interest	29,336	12,909	41,437	15,537
Less incentive fees contractually owed to others:
Cash carried interest compensation	(17,596)	(7,311)	(24,456)	(9,501)
Non-cash carried interest compensation	(371)	(508)	(1,014)	481
Carried interest attributable to redeemable noncontrolling interest holder	(6,154)	(2,804)	(8,059)	(3,669)
Carried interest attributable to other noncontrolling interest holders, net	(4,407)	(1,969)	(6,932)	(2,437)
Net incentive fees attributable to GCM Grosvenor, prior to incentive fee compensation	3,699	449	9,980	1,148
Less: Cash-based incentive fee related compensation	(868)	—	(2,701)	—
Net Incentive Fees Attributable to GCM Grosvenor	$2,831	$449	$7,279	$1,148
Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA
Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA are non-GAAP measures used to evaluate our profitability.
Adjusted Pre-Tax Income represents net income attributable to GCM Grosvenor Inc. including (a) net income attributable to GCMH, excluding (b) provision for income taxes, (c) changes in fair value of derivatives and warrants, (d) amortization expense, (e) partnership interest-based and non-cash compensation, (f) equity-based compensation, (g) unrealized investment income, (h) changes in TRA liability and (i) certain other items that we believe are not indicative of our core performance, including charges related to corporate transactions and employee severance. We believe Adjusted Pre-Tax Income is useful to investors because it provides additional insight into the operating profitability of our business.
Adjusted Net Income represents Adjusted Pre-Tax Income minus adjusted income taxes.
Adjusted EBITDA represents Adjusted Net Income excluding (a) adjusted income taxes, (b) depreciation and amortization expense and (c) interest expense on our outstanding debt. We believe Adjusted EBITDA is useful to investors because it enables them to better evaluate the performance of our core business across reporting periods.

The following tables show reconciliations of net income attributable to GCM Grosvenor Inc. and Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA for the three and six months ended June 30, 2021 and 2020, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, unaudited)
Adjusted Pre-Tax Income & Adjusted Net Income
Net income attributable to GCM Grosvenor Inc.	$656	$—	$3,203	$—
Plus:
Net income (loss) attributable to noncontrolling interests in GCMH	(2,191)	5,927	(1,488)	(9,028)
Provision for income taxes	2,204	526	1,541	1,169
Change in fair value of derivatives	—	1,417	(1,934)	10,051
Change in fair value of warrants	6,738	—	(7,319)	—
Amortization expense	583	1,876	1,166	3,752
Severance	802	8	1,390	2,288
Transaction expenses(1)	1,183	145	6,483	3,500
Loss on extinguishment of debt	—	482	675	1,514
Changes in TRA liability and other	274	4	282	4
Partnership interest-based compensation	10,026	8,856	14,929	16,776
Equity-based compensation	5,604	—	32,640	—
Other non-cash compensation	683	1,160	1,624	2,225
Less:
Investment income, net of noncontrolling interests	(450)	(110)	(1,229)	(142)
Non-cash carried interest compensation	(371)	(508)	(1,014)	481
Adjusted Pre-Tax Income	25,741	19,783	50,949	32,590
Less:
Adjusted income taxes(2)	(6,435)	(4,946)	(12,737)	(8,148)
Adjusted Net Income	$19,306	$14,837	$38,212	$24,442

Adjusted EBITDA
Adjusted Net Income	$19,306	$14,837	$38,212	$24,442
Plus:
Adjusted income taxes(2)	6,435	4,946	12,737	8,148
Depreciation expense	407	536	880	1,232
Interest expense	4,563	5,841	9,054	11,708
Adjusted EBITDA	$30,711	$26,160	$60,883	$45,530
____________

(1)    Represents 2020 expenses related to the Mosaic transaction and 2021 expenses related to a debt offering, other contemplated corporate transactions, and other public company readiness expenses.
(2)    Represents corporate income taxes at a blended statutory rate of 25.0% applied to adjusted pre-tax income for all periods presented. The 25.0% is based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 4.0%. As we were not subject to U.S. federal and state income taxes prior to the Transaction, the blended statutory rate of 25.0% has been applied to all periods presented for comparability purposes.
Adjusted Net Income Per Share
The following table shows a reconciliation of diluted weighted-average shares of Class A common stock outstanding to adjusted shares outstanding used in the computation of adjusted net income per share for the three and six months ended June 30, 2021 and 2020, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
$000, except per share amounts	2021	2020[1]	2021	2020[1]
	(in thousands, except share and per share amounts; unaudited)
Adjusted Net Income Per Share
Adjusted Net Income	$19,306	$14,837	$38,212	$24,442

Weighted-average shares of Class A common stock outstanding - basic	44,563,266	39,984,515	43,330,664	39,984,515
Exercise of private warrants - incremental shares under the treasury stock method	—	—	180,124	—
Exercise of public warrants - incremental shares under the treasury stock method	—	—	1,382,792	—
Exchange of partnership units	144,235,246	144,235,246	144,235,246	144,235,246
Weighted-average shares of Class A common stock outstanding - diluted	188,798,512	184,219,761	189,128,826	184,219,761
Effective dilutive warrants, if antidilutive for GAAP	573,392	897,151	—	897,151
Effective RSUs, if antidilutive for GAAP	51,598	—	34,167	—
Adjusted shares - diluted	189,423,502	185,116,912	189,162,993	185,116,912

Adjusted Net Income per Share - Diluted	$0.10	$0.08	$0.20	$0.13
____________
(1)    As Class A common stock did not exist prior to the Transaction, the computation of Adjusted Net Income per Share assumes the same weighted average shares of Class A common stock outstanding, dilutive warrants, and number of adjusted shares outstanding as of December 31, 2020 for all periods prior to the Transaction.
Fee-Related Revenue and Fee-Related Earnings
Fee-Related Revenue (“FRR”) is a non-GAAP measure used to highlight revenues from recurring management fees and administrative fees. FRR represents total operating revenues less (1) incentive fees and (2) fund reimbursement revenue.
Fee-Related Earnings (“FRE”) is a non-GAAP metric used to highlight earnings from recurring management fees and administrative fees. FRE represents adjusted EBITDA further adjusted to exclude (a) incentive fees and related compensation and (b) other non-operating income, and to include depreciation expense. We believe FRE is useful to investors because it provides additional insights into the management fee driven operating profitability of our business.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, unaudited)
Adjusted EBITDA	$30,711	$26,160	$60,883	$45,530
Less:
Incentive fees	(32,227)	(13,041)	(50,441)	(16,274)
Depreciation expense	(407)	(536)	(880)	(1,232)
Other non-operating income	(17)	(67)	(75)	(481)
Plus:
Incentive fee-related compensation	18,835	7,819	28,171	9,020
Carried interest attributable to redeemable noncontrolling interest holder	6,154	2,804	8,059	3,669
Carried interest attributable to other noncontrolling interest holders, net	4,407	1,969	6,932	2,437
Fee-Related Earnings	$27,456	$25,108	$52,649	$42,669

Liquidity and Capital Resources
We have historically financed our operations and working capital through net cash from operating activities and borrowings under our Term Loan Facility and Revolving Credit Facility (each as defined below). As of June 30, 2021, we had $265.8 million of cash and cash equivalents and available borrowing capacity of $48.2 million under our Revolving Credit Facility. In July 2021, we used $165.0 million for the repurchase of Mosaic Assets, further described below. Our primary cash needs are to fund working capital requirements, invest in growing our business, make investments in GCM Funds, make scheduled principal payments and interest payments on our outstanding indebtedness and pay tax distributions to members. Additionally, as a result of the Transaction, we will need cash to make payments under the Tax Receivable Agreement. We expect that our cash flow from operations, current cash and cash equivalents and available borrowing capacity under our Revolving Credit Facility will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for the next twelve months.
We are required to maintain minimum net capital balances for regulatory purposes for our Japan, Hong Kong, United Kingdom (“U.K.”) and U.S. broker-dealer subsidiaries. These net capital requirements are met by retaining cash. As a result, we may be restricted in our ability to transfer cash between different operating entities and jurisdictions. As of June 30, 2021 we are in compliance with these regulatory requirements.
Cash Flows
Six Months Ended June 30, 2021, and 2020

	Six Months Ended June 30,
	2021	2020
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$63,981	$(6,271)
Net cash provided by (used in) investing activities	(6,810)	(1,092)
Net cash provided by financing activities	11,185	54,427
Effect of exchange rate changes on cash	(672)	(350)
Net increase in cash and cash equivalents	$67,684	$46,714
Net Cash Provided by (Used in) Operating Activities
Net cash provided by (used in) operating activities was primarily driven by our net income (loss) in the respective periods after adjusting for significant non-cash activities, including depreciation and amortization expense, non-cash partnership interest-based compensation, non-cash RSU amortization, the change in fair value of derivatives and warrants and the change in equity value of our investments, in addition to proceeds received from return on investments and the payment of bonus compensation.
Net cash provided by (used in) operating activities was $64.0 million and $(6.3) million for the six months ended June 30, 2021 and 2020, respectively. These operating cash flows were primarily driven by:
•net income (loss) of $41.8 million and $(9.4) million for the six months ended June 30, 2021 and 2020, respectively, adjusted for $20.8 million and $43.0 million of non-cash activities, respectively, as well as changes in working capital; and
•proceeds received from investments of $10.1 million and $1.8 million for the six months ended June 30, 2021 and 2020, respectively.
Net Cash Provided by (Used in) Investing Activities
Net cash provided by (used in) investment activities was $(6.8) million and $(1.1) million for the six months ended June 30, 2021 and 2020, respectively. These investing cash flows were primarily driven by:
•contributions/subscriptions to investments of $(14.5) million and $(11.2) million during the six months ended June 30, 2021 and 2020, respectively; and
•withdrawals/redemptions from investments of $6.6 million and $11.1 million during the six months ended June 30, 2021 and 2020, respectively.

Net Cash Provided by Financing Activities
Net cash provided by financing activities was $11.2 million and $54.4 million for the six months ended June 30, 2021 and 2020, respectively. These financing activities were primarily driven by:
•capital contributions received from noncontrolling interest holders of $2.1 million and $175.9 million during the six months ended June 30, 2021 and 2020, respectively;
•capital distributions paid to partners and member of $(38.7) million and $(30.0) million during the six months ended June 30, 2021 and 2020, respectively;
•capital distributions paid to noncontrolling interest holders of $(26.7) million and $(17.3) million during the six months ended June 30, 2021 and 2020, respectively;
•proceeds from the Term Loan Facility of $110.0 million during the six months ended June 30, 2021;
•proceeds from the Revolving Credit Facility of $20.0 million during the six months ended June 30, 2020;
•principal payments on the Revolving Credit Facility of $(3.0) million during the six months ended June 30, 2020;
•principal payments on the Term Loan Facility of $(51.0) million and $(91.2) million during the six months ended June 30, 2021, and 2020, respectively;
•debt issuance costs of $(3.1) million during the six months ended June 30, 2021;
•proceeds from exercise of warrants of $24.5 million during the six months ended June 30, 2021;
•dividends paid of $(5.9) million during the six months ended June 30, 2021.
Indebtedness
On January 2, 2014, GCMH entered into a credit agreement (as amended, amended and restated, supplemented or otherwise modified, the “Credit Agreement”) that provides GCMH with a senior secured term loan facility (the “Term Loan Facility”) and for commitments for a $50.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”). Under the Revolving Credit Facility, $15.0 million is available for letters of credit and $10.0 million is available for swingline loans. As of June 30, 2021, GCMH had borrowings of $399.3 million outstanding under the Term Loan Facility and no outstanding balance under the Revolving Credit Facility.
On February 24, 2021, we entered into an amended Credit Agreement, which among other things reduced the interest rate margin and extended the maturity dates of our Term Loan Facility. Concurrently with the amendment, we also made a voluntary prepayment on the Term Loan Facility in an aggregate principal amount of $50.3 million. The maturity date of all of the outstanding borrowings under the Term Loan Facility is February 24, 2028, and the maturity date for the full amount of the Revolving Credit Facility is February 24, 2026.
On June 23, 2021, the Company further amended its Term Loan Facility to increase the aggregate principal amount from $290.0 million to $400.0 million.
See Note 13 of our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for a summary of our outstanding indebtedness.
Dividend Policy
We are a holding company with no material assets other than our indirect ownership of equity interests in GCMH and certain deferred tax assets. As such, we do not have any independent means of generating revenue. However, management of GCM Grosvenor expects to cause GCMH to make distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the Tax Receivable Agreement, and to pay our corporate and other overhead expenses. On August 6, 2021, we declared a quarterly dividend of $0.09 per share of Class A common stock to record holders at the close of business on September 1, 2021. The payment date will be September 15, 2021. The payment of cash dividends on shares of our Class A common stock in the future, in this amount or otherwise, will be within the discretion of our board of directors at such time.

Stock Repurchase Plan
On August 6, 2021, our Board of Directors authorized a stock repurchase plan of up to an aggregate of $25 million, excluding fees and expenses, which may be used to repurchase the company’s outstanding Class A common stock and warrants to purchase Class A common stock, as well as to reduce Class A shares to be issued to employees to satisfy associated tax obligations in connection with the settlement of equity-based awards granted under our 2020 Incentive Award Plan (and any successor equity plan thereto). Our Class A common stock and warrants may be repurchased from time to time in open market transactions, in privately negotiated transactions, pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act, or otherwise, with the size and timing of these repurchases depending on legal requirements, price, market and economic conditions and other factors. We are not obligated under the terms of the program to repurchase any of our Class A common stock or warrants, the program has no expiration date and we may suspend or terminate the program at any time without prior notice. Any shares of Class A common stock and any warrants repurchased as part of this program will be canceled.
We review our capital return plan on an on-going basis, considering the potential impacts of COVID-19 pandemic, our financial performance and liquidity position, investments required to execute our strategic plans and initiatives, acquisition opportunities, the economic outlook, regulatory changes and other relevant factors. As these factors may change over time, the actual amounts expended on repurchase activity, dividends, and acquisitions, if any, during any particular period cannot be predicted and may fluctuate from time to time.
Tax Receivable Agreement
Exchanges of Grosvenor common units by limited partners of GCMH will result in increases in the tax basis in our share of the assets of GCMH and its subsidiaries that otherwise would not have been available. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits, and therefore may reduce the amount of tax that we would otherwise be required to pay in the future. The Tax Receivable Agreement requires us to pay 85% of the amount of these and certain other tax benefits, if any, that we realize (or are deemed to realize in certain circumstances) to the TRA Parties. As of June 30, 2021, the payable to related parties pursuant to the tax receivable agreement was $60.9 million.
Off-Balance Sheet Arrangements
We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our condensed consolidated financial statements.
Contractual Obligations, Commitments and Contingencies
The following table represents our contractual obligations as of June 30, 2021, aggregated by type:

	Contractual Obligations
	Total	Remainder of 2021	2022-2023	2024-2025	Thereafter
	(in thousands, unaudited)
Operating leases	$27,387	$4,480	$14,843	$5,842	$2,222
Debt obligations(1)	399,275	2,275	8,000	8,000	381,000
Interest on debt obligations(2)	78,205	6,111	23,937	23,483	24,674
Capital commitments to our investments(3)	79,188	79,188	—	—	—
Total	$584,055	$92,054	$46,780	$37,325	$407,896
____________

(1)Represents scheduled debt obligation payments under our Term Loan Facility and Revolving Credit Facility.
(2)Represents interest to be paid on our debt obligations. The interest payments are calculated using the interest rate of 3.0% on our Term Loan Facility in effect as of June 30, 2021.
(3)Represents general partner capital funding commitments to several of the GCM Funds. These amounts are generally due on demand and are therefore presented in the less than one-year category, however, based on historical precedent, are likely to be due over a substantially longer period of time.
During the six months ended June 30, 2021, we increased borrowings on the Term Loan Facility of $110.0 million and we made principal payments on the Term Loan Facility of $51.0 million.

Following the consummation of the Transaction, we are obligated to make payments under the Tax Receivable Agreement. The table above does not include any payments that we are obligated to make under the Tax Receivable Agreement, as the actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. However, we expect that the payments that we are required to make to the TRA Parties in connection with the Tax Receivable Agreement will be substantial. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us or to GCMH. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will accrue interest until paid. Our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 60 calendar days of the date on which the payment is required to be made will generally constitute a material breach of a material obligation under the Tax Receivable Agreement, which may result in the termination of the Tax Receivable Agreement and the acceleration of payments thereunder, unless the applicable payment is not made because (i) we are prohibited from making such payment under applicable law or the terms governing certain of our secured indebtedness or (ii) we do not have, and cannot by using commercially reasonable efforts obtain, sufficient funds to make such payment.
Mosaic Transaction
Overview of Mosaic Transaction
In a transaction, effective January 1, 2020, GCMH and its affiliates transferred certain indirect partnership interests related to historical investment funds managed by GCMH and its affiliates to Mosaic Acquisitions 2020, L.P. (“Mosaic”) in a transaction we refer to as the “Mosaic Transaction.” The limited partners of Mosaic are a third-party investor affiliated with the Canada Pension Plan Investment Board (the “third-party investor”), which funded nearly all of the Mosaic Transaction through Mosaic Feeder, L.P. (“Mosaic Feeder”), Holdings and GCMH. GCMH also acts as the general partner of Mosaic. In connection with the closing of the Transaction, Holdings’ interests and liabilities related to Mosaic were transferred to GCMH, and the terms described below reflect such transfer. Mosaic holds limited partnership interests representing the following financial assets:
•a right to 80 – 90% of our share of the carried interest generated by funds raised prior to December 31, 2019 (the “Mosaic Carry”); and
•certain funded general partner interests, which at the time of the Mosaic Transaction had a book value of $58.0 million, and to-be-funded general partner interests, as detailed below.
In exchange for such interests, we received $125.4 million in cash, which we used primarily to pay down outstanding debt, and Mosaic received $48.0 million of incremental cash from the third-party investor to prefund future fund investment obligations of Mosaic, which were previously our obligations.
Distribution of Proceeds (prior to Amendment and Exercise of Mosaic Call Option, described below)
Distributable proceeds received by Mosaic for certain of its assets are distributed to its limited partners in accordance with their respective capital contributions with respect to such assets until such time as the third-party investor has received a certain specified multiple of its capital contributions, and thereafter to GCMH. Distributable proceeds received by Mosaic for its other assets are distributed to its limited partners in accordance with their respective capital contributions with respect to such assets. In the event that the third-party investor has received amounts attributable to the Mosaic Carry in excess of certain specified thresholds prior to certain specified dates, and certain net asset value thresholds are exceeded, then the percentage of the Mosaic Carry allocated to the third-party investor will be adjusted downward.
Based on cash flows up to the relevant date, the Partnership and several subsidiaries could be required to pay additional amounts as long as Mosaic Feeder has an ownership interest in the transferred interests (“Potential Payments”) based on cash flows up to the relevant dates as defined in the Agreement up to a maximum of $19.9 million, which is broken down as a maximum of $4.9 million on December 31, 2020, $7.5 million on December 31, 2021 and $7.5 million on December 31, 2022. GCMH made a payment of $4.9 million on December 31, 2020. Such amounts can be reduced (not below zero) by exceeding certain cumulative distribution thresholds at each relevant date. In addition, any such amounts paid to Mosaic will also reduce, on a dollar-for-dollar basis, the purchase price payable upon exercise of the Put Option.

Call Option (prior to Amendment and Exercise of Mosaic Call Option, described below)
GCMH has the option to purchase the interest in Mosaic held by the third-party investor (or the underlying assets) at any time, at a purchase price equal to the greater of (x) 130% of amounts contributed to Mosaic by the third-party investor and (y) a 12% pre-tax internal rate of return on amounts contributed to Mosaic by the third-party investor (the “Mosaic Call Right”). The exercise of the Mosaic Call Right would result in the interest held by the third-party investor no longer being accounted for as a redeemable noncontrolling interest. GCMH paid a premium of $2.6 million on December 31, 2020 in exchange for being granted the Mosaic Call Right.
We believe the following are important metrics relating to Mosaic which highlight the assets in the entity that are subject to the Mosaic Call Right:

(dollars in millions, unaudited)
Net Purchase Price to Exercise Mosaic Call Right (as of June 30, 2021):(1)	$177.5
Mosaic LTM Carried Interest (as of June 30, 2021):(2)	$12.2
Net Asset Value of Capital to be Acquired upon Exercise of Mosaic Call Right (as of June 30, 2021):	$96.8
Liquidation Value of Carried Interest to be Acquired upon Exercise of Mosaic Call Right (as of June 30, 2021):	$192.8
Mosaic Carry Dollars at Work(3) (as of June 30, 2021):	$422.7
___________

(1)Based on a threshold equal to 130% of amounts contributed to Mosaic by the third-party investor, net of $19.8 million of Mosaic cash. As of June 30, 2021, the purchase price to exercise the Mosaic Call Right based on a 12% pre-tax internal rate of return on amounts contributed to Mosaic by the third-party investor would have been $151.7 million, net of Mosaic cash. Upon any exercise of the Mosaic Call Right or the Mosaic Put Right (as defined below), the actual purchase price will be equal to the greater of the two alternatives.
(2)The amount shown represents the redeemable noncontrolling interest reflected in our condensed consolidated financial statements for the twelve-month period ended June 30, 2021. Had the transaction occurred on June 30, 2020 and included all tax carry attributable to the Mosaic interests from such time forward, the redeemable noncontrolling interest amount reflected in our condensed consolidated financial statements for the twelve-month period ended June 30, 2021 would have been $18.0 million.
(3)We define “Mosaic Carry Dollars at Work” as aggregate limited partner commitments to the relevant GCM fund in which Mosaic has an interest, multiplied by the percentage of carried interest provided for in the governing documents of the relevant fund, multiplied by Mosaic’s share.
Defaults and Put Right Under the Mosaic Agreements (prior to Amendment and Exercise of Mosaic Call Option, described below)
In the event of a default by us of obligations to make the Potential Payments the purchase price upon exercise of the Mosaic Call Right or Mosaic Put Right would be increased to the greater of (x) 140% of amounts contributed to Mosaic by the third-party investor and (y) a 15% pre-tax internal right of return on amounts contributed to Mosaic by the third-party investor.
In the event of certain uncured actions by us or involving the relevant funds that could impair the value of the third-party investor’s investment, or upon uncured breaches of certain representations by us, the third-party investor will have the right to cause us to either (a) reacquire the third-party investor’s full interest in Mosaic or (b) the underlying assets of Mosaic at the Mosaic Call Right purchase price (the “Mosaic Put Right”). In such an event, GCMH will have sole discretion in choosing whether we reacquire the interest in Mosaic (or the underlying assets). Should we choose not to reacquire the third-party investor’s full interest or assets, the purchase price under the Mosaic Call Right will increase.
Amendment and Exercise of Mosaic Call Option
The terms of the Mosaic Call Right were amended and the purchase price was reduced to 1.225x the investment for the period through July 15, 2021 in exchange for the Company bearing certain interim funding costs of Mosaic Feeder. On July 2, 2021, GCMH exercised the amended Mosaic Call Right to purchase the interest in Mosaic for a net purchase price of $165.0 million. GCMH’s purchase will result in the interest previously held by Mosaic Counterparty no longer being accounted for as a redeemable noncontrolling interest of the Company following July 2, 2021.

Critical Accounting Policies
The preparation of our condensed consolidated financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses. We base our judgments on our historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
For a more complete discussion of the accounting judgments and estimates that we have identified as critical in the preparation of our condensed consolidated financial statements, please refer below for any new accounting judgements and estimates for the quarter and to our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended.
Equity-Based Compensation
RSUs issued are measured at their fair value at the date of grant. We established a policy of using the closing sale price of our Class A common stock as quoted on the Nasdaq Stock Market LLC on the trading day before the date of grant for purposes of determining the fair value of our RSUs. Expenses related to RSUs are recorded over the vesting period using the straight-line method. Awards the Company intends to settle in cash are classified as liabilities and are subsequently remeasured to the closing stock price as of each reporting date through the payment date.
Recent Accounting Pronouncements
Information regarding recent accounting developments and their impact on our results can be found in Note 2 in the notes to the condensed consolidated financial statements included in Part I, Item 1 of this Form 10-Q.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
In the normal course of business, we are exposed to a broad range of risks inherent in the financial markets in which we participate, including price risk, interest-rate risk, access to and cost of financing risk, liquidity risk, counterparty risk and foreign exchange-rate risk. Potentially negative effects of these risks may be mitigated to a certain extent by those aspects of our investment approach, investment strategies, fundraising practices or other business activities that are designed to benefit, either in relative or absolute terms, from periods of economic weakness, tighter credit or financial market dislocations.
Our predominant exposure to market risk is related to our role as general partner or investment manager for our funds and the sensitivity to movements in the fair value of their investments, which may adversely affect our investment income, management fees, and incentive fees, as applicable.
In June 2021, the Company entered into a swap agreement (“2028 Incremental Swap Agreement”) that has a notional amount of $68.0 million to hedge interest rate risk related to payments made for the increase in aggregate principal amount of the Incremental 2028 Term Loans. The 2028 Incremental Swap Agreement and Incremental 2028 Term Loans have a 0.50% LIBOR floor. The swap was determined to be an effective cash flow hedge at inception based on a comparison of critical terms.
There have been no other material changes in our market risks during the three months ended June 30, 2021. For additional information, refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended.
ITEM 4. CONTROLS AND PROCEDURES
Limitations on effectiveness of controls and procedures
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Evaluation of disclosure controls and procedures
Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Quarterly Report on Form 10-Q, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, and as a result of the material weakness described below and in our Annual Report on Form 10-K as of and for the year ended December 31, 2020 (as amended), our principal executive officer and principal financial officer concluded that, as of June 30, 2021, our disclosure controls and procedures were not effective at the reasonable assurance level. After consideration of the views expressed in the SEC’s staff statement on April 12, 2021 related to accounting for warrants issued by Special Purpose Acquisition Companies (“SPACs”), the Company’s management identified a control deficiency in the operation of our internal control over financial reporting that constituted a material weakness. Specifically, the Company’s controls to evaluate the accounting for warrants issued by CFAC did not operate effectively to appropriately apply the provisions of ASC 815-40. This material weakness resulted in a restatement of our previously issued financial statements as of and for the year ended December 31, 2020, as filed with the SEC on May 10, 2021.
To remediate the material weakness in the Company’s internal control over financial reporting, the Company implemented additional review procedures, additional training and enhancements to the accounting policy related to the accounting for warrants to determine proper accounting in accordance with GAAP. While management believes that the remedial efforts have resolved the identified material weakness, there is no assurance that management’s remedial efforts conducted to date will be sufficient or that additional remedial actions will not be necessary. Notwithstanding the identified material weakness, management believes that the condensed consolidated financial statements included in this Quarterly Report on Form 10-Q present fairly, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented in accordance with U.S. GAAP.
Changes in internal control over financial reporting
Other than the changes described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS
From time to time, we are a defendant in various lawsuits related to our business. We do not believe that the outcome of any current litigation will have a material effect on our condensed consolidated statements of financial condition or statements of income.
In the normal course of business, we may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company’s exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against us. We are not currently aware of any such pending claims and based on our experience, we believe the risk of loss related to these arrangements to be remote.
ITEM 1A. RISK FACTORS

There have been no material changes to our risk factors since our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, other than as described below.

Purchases of shares of our Class A common stock and warrants pursuant to our stock repurchase plan may affect the value of our Class A common stock, and there can be no assurance that our stock repurchase plan will enhance stockholder value.
Pursuant to our publicly announced stock repurchase plan, we are authorized to repurchase up to $25 million in the aggregate of our Class A common stock and warrants to purchase our Class A common stock, including through the repurchase of outstanding shares of our Class A common stock and warrants and through a reduction of Class A shares to be issued to employees to satisfy associated obligations in connection with the settlement of equity-based awards granted under the our 2020 Incentive Award Plan (and any successor equity plan thereto). The timing and amount of any share and warrant repurchases will be determined based on legal requirements, price, market and economic conditions and other factors. This activity could increase (or reduce the size of any decrease in) the market price of our Class A common stock at that time. Additionally, repurchases under our share repurchase program will continue to diminish our cash reserves, which could impact our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our Class A shares could decline. Although our share repurchase program is intended to enhance long-term stockholder value, short-term share price fluctuations could reduce the program’s effectiveness.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
None.
ITEM 3. DEFAULTS UPON SENIOR SECURITIES
None.
ITEM 4. MINE SAFETY DISCLOSURES
Not applicable.
ITEM 5. OTHER INFORMATION
None

ITEM 6. EXHIBITS
The following is a list of exhibits filed as part of this Quarterly Report on Form 10-Q.

		Incorporated by Reference				Filed/
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Furnished Herewith

2.1†	Transaction Agreement, dated as of August 2, 2020, by and among CF Finance Acquisition Corp., CF Finance Intermediate Acquisition, LLC, CF Finance Holdings, LLC, Grosvenor Holdings, L.L.C., GCM Grosvenor Holdings, LLC, Grosvenor Capital Management Holdings, LLLP, GCM Grosvenor Management, LLC, Grosvenor Holdings II, L.L.C., GCMH GP, L.L.C., GCM V, LLC, and GCM Grosvenor Inc.	8-K/A	001-38759	2.1	08/04/20
3.1	Amended and Restated Certificate of Incorporation of GCM Grosvenor Inc.	8-K	001-39716	3.1	11/20/20
3.2	Amended and Restated Bylaws of GCM Grosvenor Inc.	8-K	001-39716	3.2	11/20/20
4.1	Warrant Agreement, dated December 12, 2018, between Continental Stock Transfer & Trust Company and CF Finance Acquisition Corp.	8-K	001-38759	4.1	12/17/18
10.1†
Amendment No. 5, dated as of February 24, 2021, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC, GCM Grosvenor Holdings, LLC, GCM, L.L.C., the several lenders from time to time parties thereto, Goldman Sachs Bank USA (the predecessor agent) and Morgan Stanley Senior Funding, Inc. (the successor agent), as administrative agent, collateral agent and swingline lender, BMO Harris Bank N.A., as letter of credit issuer, and Bank of Montreal, Chicago Branch, as letter of credit issuer
		10-K/A	001-39716	10.10	05/10/21
10.2†	Amendment No. 6, dated as of June 23, 2021, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC, GCM Grosvenor Holdings, LLC, GCM, L.L.C., the several lenders from time to time parties thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and swingline lender	8-K	001-39716	10.1	06/26/21
31.1	Chief Executive Officer Certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002					*
31.2	Chief Financial Officer Certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002					*
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					**
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					**
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*

		Incorporated by Reference				Filed/
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Furnished Herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*
____________
* Filed herewith.
** Furnished herewith.
† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GCM GROSVENOR INC.
Date: August 12, 2021	By:	/s/ Michael J. Sacks
Michael J. Sacks
Chief Executive Officer
(Principal Executive Officer)

GCM GROSVENOR INC.
Date: August 12, 2021	By:	/s/ Pamela L. Bentley
Pamela L. Bentley
Chief Financial Officer
(Principal Financial Officer)